Exhibit 99.79

Torque Esports Corp.

November 22, 2019

Frankly Inc.

33 Whitehall Street, 8th Floor

New York, NY 10004

WinView, Inc.

370 Convention Way, Suite 102

Redwood City, CA 94063

Attention:	Tom Rogers
Chairman of the Board of Directors of Frankly Inc. and
Executive Chairman of the Board of Directors of WinView, Inc.

Dear Sirs/Mesdames:

Re:	Proposed Transaction Involving Torque Esports Corp., Frankly Inc. and WinView, Inc.

The purpose of this agreement is to outline the basis upon which Torque Esports Corp. (“Torque”), a corporation governed by the laws of the Province of Ontario, proposes to acquire:

(a)	all of the issued and outstanding common shares (the “Frankly Shares”) of Frankly Inc. (“Frankly”), a company governed by the laws of the Province of British Columbia; and

(b)	all of the issued and outstanding shares of common stock, series A preferred stock and series B preferred stock (collectively, the “WinView Shares”), convertible notes (“WinView Notes”), warrants to purchase WinView Shares (“WinView Warrants”) and options to purchase WinView Shares (“WinView Options” and, together with the WinView Shares, the WinView Notes and the WinView Warrants, the “WinView Securities”) of WinView, Inc. (“WinView”), a company governed by the laws of the State of Delaware, pursuant to (A) a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”), or, (B) solely with respect to WinView, a statutory merger under the DGCL with WinView as the surviving entity or another acquisition structure mutually agreed among Torque, Frankly and WinView in respect of Torque’s acquisition of the WinView Securities (an “Alternative Structure”) (the Plan of Arrangement and an Alternative Structure, as applicable, are collectively referred to as the “Transaction”).

Pursuant to the Plan of Arrangement, holders of Frankly Shares (“Frankly Shareholders”) would receive common shares of Torque (“Torque Shares”) in exchange for their Frankly Shares on the basis of the Frankly Consideration (as hereinafter defined). All outstanding convertible securities of Frankly shall have the terms of such securities adjusted to reflect the Frankly Consideration.

Also, pursuant to the Plan of Arrangement or Alternative Structure, as applicable, holders of WinView Securities (“WinView Securityholders”) would receive Torque Shares and/or Contingent Rights (as hereinafter defined) in exchange for their WinView Securities on the basis of the WinView Consideration (as hereinafter defined).

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Based on our discussions, and in consideration of the sum of $1.00, the respective agreements and covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, we hereby record our agreement as follows:

1.	DEFINITIONS

In this agreement, the following expressions have the following meanings:

“Advance” means the initial US$100,000 advanced by Frankly to WinView to be applied by WinView to its legal expenses incurred in connection with the negotiation and entry into this agreement and the monthly reimbursement by Frankly of WinView’s reasonable legal expenses incurred in connection with the negotiation and entry into the Definitive Agreement and the completion of the Transaction, provided however, for greater certainty that legal expenses incurred in the enforcement of this agreement and the Definitive Agreement shall be excluded from the Advance;

“Alternative Structure” has the meaning set forth on the first page of this agreement.

“Arrangement” means an arrangement under section 288 of the BCBA, on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Definitive Agreement and the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Torque, Frankly and WinView, each acting reasonably;

“BCBA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Vancouver, British Columbia, New York, New York or San Francisco, California;

“Closing Date” means the date on which the Arrangement and the Alternative Structure, if applicable, become effective, which date will not be later than 5:00 p.m. (EST time) on April 15, 2020;

“Closing Time” means the time that the Arrangement and the Alternative Transaction, as applicable, becomes effective on the Closing Date;

“Consideration Shares” means the Frankly Consideration Shares and the WinView Consideration Shares;

“Contingent Consideration” means the proceeds of the WinView Patent Portfolio equal to fifty percent (50%) of the net license fees, damages awards or settlement amounts collected from third parties, with such payments to be calculated after deduction of (i) all associated legal expenses, including legal fees, incurred in connection with such amounts, (ii) the WinView Accounts Payable Liabilities, (iii) all consulting fees paid to Dave Lockton, and (iv) the Advance;

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“Contingent Rights” means the rights of WinView Securityholders to receive the Contingent Consideration as allocated to the WinView debt and equity holders on the basis of the existing rights and preferences of such holders’ instruments or as may otherwise be agreed by the WinView debt and equity holders;

“Court” means The Supreme Court of British Columbia;

“Definitive Agreement” means the binding written agreement(s) to be entered into between Torque, Frankly and WinView providing for, among other things, the Arrangement or the Alternative Structure, as applicable, as contemplated herein, which agreement(s) will be on terms and conditions mutually satisfactory to Torque, Frankly and WinView, acting reasonably, and will include, without limitation, the terms and conditions referred to in Section 3(a) hereof;

“DGCL” means the General Corporation Law of the State of Delaware, as in effect from time to time.

“End Date” means the earlier of the date on which the Definitive Agreement is executed and December 20, 2019;

“Final Order” means, solely with respect to the Arrangement, the final order of the Court made pursuant to section 291 of the BCBA in a form acceptable to Frankly, Torque and WinView, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of Frankly, WinView and Torque, each acting reasonably) at any time prior to the Closing Date or, if appealed, then, unless such appeal is withdrawn or dismissed, as affirmed or as amended (provided that any such amendment is acceptable to Frankly, WinView and Torque, each acting reasonably) on appeal;

“Frankly” has the meaning set forth in the first paragraph of this agreement;

“Frankly Consideration” means the consideration to be received by Frankly Shareholders pursuant to the Plan of Arrangement as consideration for their Frankly Shares, consisting of one (1) Torque Share for each Frankly Share;

“Frankly Consideration Shares” means the Torque Shares to be issued as Frankly Consideration pursuant to the Arrangement;

“Frankly Filings” means all documents of Frankly publicly filed under the profile of Frankly on the System for Electronic Document Analysis Retrieval (SEDAR) since January 1, 2017;

“Frankly Meeting” means the special meeting of Frankly Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Definitive Agreement, to be called and held in accordance with the Interim Order to consider the Frankly Resolution and for any other purpose as may be set out in the Frankly Circular and agreed to in writing by Torque and WinView, each acting reasonably;

“Frankly Resolution” means the special resolution of Frankly Shareholders approving, among other things, the Plan of Arrangement, to be considered at the Frankly Meeting;

“Frankly Shareholders” has the meaning set forth in the second paragraph of this agreement;

“Frankly Shares” has the meaning set forth in the first paragraph of this agreement;

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“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including the TSX-V;

“Interim Order” means, solely with respect to an Arrangement, the interim order of the Court in a form acceptable to Frankly, WinView and Torque, each acting reasonably, providing for, among other things, the calling and holding of the Frankly Meeting, as such order may be amended by the Court with the consent of Frankly, WinView and Torque, each acting reasonably;

“Law” means, with respect to any person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Plan of Arrangement” has the meaning set forth in the first paragraph of this agreement;

“person” means an individual, corporation, partnership, limited liability company, association, company, joint venture, estate, trust, association other entity or organization of any kind or nature, including a Governmental Entity or arbitrator (public or private), or, in respect of WinView only, a group (within the meaning of Section 13(d)(3) of the U.S. Exchange Act).

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity;

“Required Frankly Shareholder Approval” means the approval of the Frankly Resolution by: (i) 66 2/3% of the votes cast on the Frankly Resolution by Frankly Shareholders present in person or by proxy at the Frankly Meeting; and (ii) any minority approval required by 61-101, if applicable; and any other shareholder approvals required by the TSX-V;

“Required WinView Securityholder Approval” means the approval of the WinView Resolution by (i) the holders of at least a majority of the outstanding shares of WinView preferred stock; (ii) the holders of a majority of the outstanding shares of WinView common stock and WinView preferred stock, voting together; and (iii) the holders of WinView Notes, to the extent necessary;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;

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“Securities Laws” means (a) the Securities Act (Ontario) and any other applicable provincial securities Laws, (b) the U.S. Securities Act and the U.S. Exchange Act, and (c) the rules and regulations of the TSX-V;

“Termination Fee” means $5 million;

“Torque” has the meaning set forth in the second paragraph of this agreement;

“Torque Filings” means all documents of Torque publicly filed under the profile of Torque on the System for Electronic Document Analysis Retrieval (SEDAR) since January 1, 2017;

“Torque Shareholder Approval” means the approval of the Transaction (and any related matters) by 66 2/3% of the votes cast on a resolution relating thereto by holders of Torque Shares present in person or by proxy at a meeting of holders of Torque Shares called for the purpose of obtaining such approval;

“Torque Shares” has the meaning set forth in the first paragraph of this agreement;

“TSX-V” means the TSX Venture Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“WinView” has the meaning set forth in the first paragraph of this agreement;

“WinView Consideration” means:

(a)	26,400,000 Torque Shares, being that amount of Torque Shares having a total value of US$35,000,000, based on a share price of C$1.75 per Torque Share at an exchange rate of US$1.00 equaling C$1.32, which shall be subject to lock-up restrictions to be discharged 10% at 120 days, another 15% at 180 days, another 15% at 270 days, another 20% at 360 days and the remaining 40% at 390 days, in each case following the Closing Date, and

(b)	the Contingent Consideration to be allocated among the WinView Securityholders in accordance with the terms of the Definitive Agreement;

“WinView Consideration Shares” means the Torque Shares to be issued as WinView Consideration pursuant to the Arrangement or the Alternative Structure, as applicable;

“WinView Filings” means the documents uploaded to the virtual data room hosted by or on behalf of WinView as at 11:59 p.m. Pacific (California) time on the date hereof.

“WinView Meeting” means the meeting of applicable WinView Securityholders to consider the WinView Resolution, including any adjournment or postponement of such meeting in accordance with the terms of the Definitive Agreement;

“WinView Patent Portfolio” means all patents owned or held by WinView;

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“WinView Resolution” means the resolution of applicable WinView Securityholders approving the Plan of Arrangement or Alternative Structure, as applicable;

“WinView Securities” has the meaning set forth in the first paragraph of this agreement;

“WinView Securityholders” has the meaning set forth in the third paragraph of this agreement;

“WinView Termination Fee” means 4% of the consideration paid to WinView Securityholders in connection with a transaction referenced in Section 8(a)(ii) below; and

“WinView Accounts Payable Liabilities” means accounts payable liabilities of WinView for outstanding invoices from the three law firms previously identified to Torque and Frankly.

Additional definitions are set forth in Schedule “A” hereto.

2.	PLAN OF ARRANGEMENT AND ALTERNATIVE STRUCTURE

Subject to satisfaction or, where permitted, waiver of all conditions precedent in the Definitive Agreement, the Plan of Arrangement and Alternative Structure, as applicable, will be completed with:

(a)	each Frankly Share issued and outstanding at the Closing Time being exchanged for the Frankly Consideration;

(b)	all outstanding convertible securities of Frankly having the terms of such securities adjusted to reflect the Frankly Consideration; and

(c)	each WinView Security issued and outstanding at the Closing Time being exchanged for the WinView Consideration.

3.	DEFINITIVE AGREEMENT STEPS

(a)	On or before 5:00 p.m. (EST time) on the End Date, the parties will execute and deliver the Definitive Agreement. Any documents required in order to file for the Plan of Arrangement will be obtained by the parties prior to the execution of the Definitive Agreement.

The Definitive Agreement will contain, among other things, the conditions set forth in Section 3(b) hereof, the conditions in favour of Torque set forth in Schedule “B” hereto, the conditions in favour of Frankly set forth in Schedule “C” hereto, the conditions in favour of WinView set forth in Schedule “D” hereto, the representations and warranties of Frankly set forth in Schedule “E” hereto, the representations and warranties of WinView set forth in Schedule “F” hereto, the representations and warranties of Torque set forth in Schedule “G” hereto, the covenants of Frankly set forth in Schedule “H” hereto, the covenants of WinView set forth in Schedule “I” hereto, and the covenants of Torque set forth in Schedule “J” hereto, in each case, in substantially the form provided for herein, and other customary representations, warranties, covenants and conditions and other terms and conditions mutually satisfactory to Frankly, WinView and Torque, each acting reasonably.

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(b)	On or before the Closing Date:

(i)	all Required Frankly Shareholder Approvals, including the Frankly Resolution, will have been obtained and approved in accordance with the Interim Order;

(ii)	all Required WinView Securityholder Approvals, including the WinView Resolution, will have been obtained and approved in accordance with the Interim Order, if applicable, or otherwise in accordance with applicable law;

(iii)	Torque Shareholder Approval, if required by the TSX-V or applicable law, will have been obtained in accordance with the Interim Order, if applicable, or otherwise in accordance with applicable law;

(iv)	the Interim Order and the Final Order will have both been obtained on terms consistent with the Definitive Agreement, and will have not been set aside or modified in a manner unacceptable to Torque, Frankly or WinView, each acting reasonably, on appeal or otherwise;

(v)	the Consideration Shares to be issued upon completion of the Transaction and the Torque Shares to be issued upon the exercise or conversion from time to time of the Frankly convertible securities, will, subject only to the satisfaction of customary conditions required by the TSX-V, have been approved for listing on the TSX-V as of the Closing Date and the TSX-V will have, if required, accepted notice for filing of all transactions of the parties contemplated in the Definitive Agreement or necessary to complete the Transaction, subject only to compliance with the usual requirements of the TSX-V;

(vi)	the issuance of the Consideration Shares will be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption;

(vii)	no Law is in effect that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins Torque, Frankly or WinView from consummating the Transaction;

(viii)	the distribution of the Consideration Shares pursuant to the Transaction shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities in the applicable provinces of Canada or by virtue of exemptions under applicable Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities);

(ix)	all Regulatory Approvals and all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, in each case, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Torque, Frankly or WinView or materially impede the completion of the Transaction, shall have been obtained or received.

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4.	GOVERNANCE MATTERS

(a)	Immediately following the Closing, the executive chairman of the board of directors of Torque will be Tom Rogers.

(b)	Immediately following the Closing, the co-chief executive officers of Torque will be Darren Cox (who will also be Torque’s head of gaming, esport and motorsport) and Lou Schwartz (who will also be Torque’s head of media, technology and operations). Michael Munoz will be the chief financial officer of Torque immediately following the Closing.

5.	COVENANTS

During the period from the date of this agreement to the termination of this agreement pursuant to Section 8 hereof:

(a)	Frankly will comply with the covenants set forth in Schedule “H” hereto;

(b)	WinView will comply with the covenants set forth in Schedule “I” hereto; and

(c)	Torque will comply with the covenants set forth in Schedule “J” hereto.

6.	PRESS RELEASES

On acceptance of this agreement by each of Frankly and WinView, each of Torque and Frankly will issue a press release in compliance with its timely disclosure obligations. Each of Torque and Frankly will consult with the other and WinView in connection with the issue of such press release and the preparation of a material change report filing with the appropriate regulatory authorities.

7.	WINVIEW ADVANCE

Frankly will initiate and advance the Advance to WinView. Frankly will reimburse WinView for reasonable legal expenses in connection with the Advance but any remaining amount due under the initial US$100,000 is not payable until a financing is completed by Frankly. If the Transaction is not completed for reasons other than WinView’s withdrawal to accept a Superior Proposal (as defined herein), the legal fees incurred by WinView in connection with the Transaction in excess of the Advance, will be reimbursed to WinView 50% by Torque and 50% by Frankly and Torque will reimburse Frankly for 50% of the Advance over the initial US$100,000 that Frankly paid to WinView under the Advance.

8.	TERMINATION

(a)	Torque, Frankly and WinView may each terminate this agreement by written notice to the others in the specific circumstances permitted in Schedules “H(II)”, “I(II)” and “J(II)”, subject only to:

(i)	in the case of termination by Frankly or Torque to accept an offer that constitutes a Superior Proposal, the payment of the Termination Fee by Frankly or Torque, as applicable, to the other (and Torque and Frankly each agrees that the payment of the Termination Fee is the sole and exclusive remedy of Torque or Frankly, as applicable, in respect of the events giving rise to the payment of the Termination Fee), provided that no Termination Fee will be payable if, at the time of such termination, Torque or Frankly, as applicable, is in default of any of its obligations hereunder; and

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(ii)	(x)	in the case of termination by WinView to accept an offer that constitutes a Superior Proposal, or

(y)	where (A) an offer has been made to WinView that constitutes a Superior Proposal and is not withdrawn, (B) WinView terminates pursuant to Section 8(c) below, and (C) WinView is acquired within six (6) months of such termination by the party that made the Superior Proposal, then, solely in each of the circumstances in (x) and (y),

(aa)	the payment of the WinView Termination Fee by WinView to Frankly (if this agreement is terminated and Torque determines not to proceed with a transaction with Frankly) or to Torque (if this agreement is terminated and either Frankly determines not to proceed with a transaction with Torque or a further agreement is entered into by Torque and Frankly) (and Torque and Frankly each agrees that, other than the payment referred to in (bb) below, the payment of the WinView Termination Fee is the sole and exclusive remedy of Torque or Frankly, as applicable, in respect of the events giving rise to the payment of the WinView Termination Fee), provided that no WinView Termination Fee will be payable if, at the time of such termination, Torque or Frankly, as applicable, is in default of any of its obligations hereunder and

(bb)	the repayment of the Advance by WinView to Frankly.

(b)	Subject to entering into a confidentiality agreement in a form satisfactory to each party, acting reasonably, prior to the execution and delivery of the Definitive Agreement, Torque, Frankly and WinView will each provide all information and documentation reasonably requested by the others for their confirmatory due diligence.

(c)	Torque, Frankly and WinView may each terminate this agreement at any time prior to the End Date if their confirmatory due diligence on one of the other parties results in a discovery of a “material fact” as such term is defined in the Securities Act (Ontario) relating to one of the other parties that has not been disclosed in the WinView Filings, Frankly Filings or Torque Filings, as applicable, and which would reasonably be expected to have a Material Adverse Effect on WinView, Frankly or Torque, respectively.

(d)	Any of Torque, Frankly or WinView may terminate this agreement by written notice to the other parties if the Definitive Agreement is not executed on or before 5:00 p.m. (EST time) on December 20, 2019.

(e)	This agreement will terminate automatically without any further act of the parties upon execution and delivery of the Definitive Agreement by the parties.

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9.	GOOD FAITH

Each of Torque, Frankly and WinView agrees to negotiate the Definitive Agreement, in good faith and to take all such actions as are necessary or desirable to settle, execute and deliver the Definitive Agreement on or prior to 5:00 p.m. (EST time) on December 20, 2019.

10.	GENERAL

(a)	Except as otherwise set out herein, each party will be responsible for and bear all of its own costs and expenses incurred in connection with the transactions contemplated hereby.

(b)	This agreement and the Definitive Agreement will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(c)	Time will be of the essence of this agreement.

(d)	This agreement may be executed in any number of counterparts and may be delivered by electronic means. Each executed counterpart will be deemed to be an original and all executed counterparts taken together will constitute one agreement.

(e)	Unless otherwise expressly provided in this agreement, any notice or other communication to be given under this agreement (a “notice”) will be in writing addressed as follows:

in the case of Torque, to it at:

Torque Esports Corp.

82 Richmond St E, 1st Floor

Toronto, ON M5C 1P1

Attention:	Darren Cox, Chief Executive Officer
Email:	dc@ideasandcars.com

with a copy to (which will not constitute notice):

Fogler, Rubinoff LLP

77 King Street West, Suite 3000

Toronto, Ontario M5K 1G8

Attention:	Rick Moscone
Email:	rmoscone@foglers.com

in the case of Frankly, to it at:

Frankly Inc.

50 West 17th Street, 11th Floor

New York, New York

10011

Attention:	Lou Schwartz, Chief Executive Officer
Email:	lou@franklyinc.com

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with a copy to (which will not constitute notice):

Gowling WLG

100 King St W., Suite 1600

Toronto, ON M5X 1G5

Attention:	Peter Simeon
Email:	peter.simeon@gowlingwlg.com

in the case of WinView, to it at:

WinView, Inc.

370 Convention Way, Suite 102
Redwood City, CA 94063

Attention:	Alan Pavlish, Acting Chief Executive Officer
Email:	alan@winview.tv

with a copy to (which will not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.
139 Townsend Street
San Francisco, CA 94107

Attention:	Damien Weiss and Derek Liu
Email:	dweiss@wsgr.com and dliu@wsgr.com

Each notice will be sent by hand delivery, courier or email and is deemed to be given and received: (i) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day; or (ii) if sent by email on the date of transmission if it is a Business Day and transmission was made prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day,

(f)	This agreement enures to the benefit of and is binding upon the parties to this agreement and their successors and permitted assigns; provided that this agreement will not be assignable by either party without the prior written consent of the other.

(g)	This agreement (including all schedules) constitutes the entire agreement between Torque, Frankly and WinView relating to the transactions contemplated hereby and it supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature, whether or not in writing.

(h)	No waiver of any right, nor any amendment, extension, or other modification of this agreement will be effective unless signed in writing by each of Torque, Frankly and WinView.

[Remainder of page intentionally left blank]

Kindly indicate your acknowledgement of and agreement with the foregoing by signing the enclosed copy of this letter in the place provided below.

Yours very truly,

TORQUE ESPORTS CORP.

/s/ Darren Cox
Darren Cox
Chief Executive Officer

The foregoing is acknowledged and agreed this _____ day of November, 2019.

FRANKLY INC.

/s/ Lou Schwartz
Lou Schwartz
Chief Executive Officer

WINVIEW, INC.

/s/ Alan Pavlish
Alan Pavlish
Acting Chief Executive Officer

(Signature page to Letter Agreement)

Schedule “A”

Additional Definitions

In this agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized will have the meanings ascribed to them below:

(a)	“Acquisition Proposal” with respect to a party means, other than the transactions contemplated by this agreement, any offer, proposal or inquiry (written or oral) from any person or group of persons (with respect to Frankly, other than Torque, WinView and/or one or more of their wholly owned subsidiaries; with respect to WinView, other than Frankly, Torque and/or one or more of their wholly owned subsidiaries; and with respect to Torque, other than Frankly, WinView and/or one or more of their wholly owned subsidiaries) whether or not delivered to the shareholders of a party, after the date of this agreement relating to:

(i)	any sale or disposition (or any license, lease, long-term supply agreement or other arrangement having the same economic effect as a sale or disposition), direct or indirect, of assets (including voting, equity or other securities of subsidiaries) or joint venture, partnership or similar transaction representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of such party and its subsidiaries, or of 20% or more of the voting or equity securities (or rights or interests in such voting or equity securities) of such party or any of its subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets of such party and its subsidiaries;

(ii)	any take-over bid, exchange offer, issuance of securities or other transaction that, if consummated, would result in such person or group of persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of such party on a fully-diluted basis;

(iii)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, debt exchange, business combination, reorganization, joint venture, partnership or similar transaction, recapitalization, liquidation, dissolution or winding up or similar transaction involving such party or any of its subsidiaries that, if consummated, would result in such person or group of persons beneficially owning 20% or more of the voting or equity securities of such party or any of its subsidiaries or of the surviving entity or the resulting direct or indirect parent of the surviving entity; or

(iv)	any other similar transaction or series of transactions involving such party or any of its subsidiaries;

(b)	“Competing Transaction” means any unsolicited bona fide written Acquisition Proposal from a person who is an arm’s length third party made after the date of this agreement: (i) to acquire all of the outstanding Torque Shares not beneficially owned by such arm’s length third party or all or substantially all of the assets of Torque on a consolidated basis; (ii) that complies with Securities Laws in all material respects and did not result from or involve a breach of the provisions in Schedule “J(II)”; (iii) that is reasonably capable of being completed without undue delay relative to the Arrangement and the Alternative Structure, if applicable, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (iv) that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for all of the Torque Shares or assets, as the case may be; (v) is not subject to any due diligence or access condition; and (vi) that is conditional upon Torque not proceeding with the Arrangement or the Alternative Structure;

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(c)	“Frankly Disclosure Letter” means the disclosure letter delivered by Frankly to Torque and WinView in connection with, and upon the execution of, the Definitive Agreement;

(d)	“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board, applicable as at the date on which the calculation is made or required to be made, applied on a consistent basis;

(e)	“Material Adverse Effect” means, in respect of any party, as applicable, any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, is or could reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition, liabilities (contingent or otherwise) or cash flows of a party and its subsidiaries, taken as a whole, except any such change, event, occurrence, effect, or circumstance resulting from or arising in connection with:

(i)	any change generally affecting the industries in which the party and its subsidiaries operate;

(ii)	any change in general economic, business, regulatory, political or market conditions or in financial or capital markets in Canada or the United States;

(iii)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(iv)	any change in IFRS or US GAAP;

(v)	any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof);

(vi)	any natural disaster;

(vii)	any change in the market price or trading volume of any securities of the party (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect);

(viii)	the failure of the party to meet any internal or published projections, forecasts or estimates of revenues, earnings or cash flow for any period ending on or after the date of this agreement (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect);

(ix)	the announcement of this agreement or the transactions contemplated hereby; or

(x)	any action taken by the party or any of its subsidiaries which is required to be taken pursuant to this agreement,

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provided, however, that with respect to clauses (i) through to and including (vi), such matter does not have a materially disproportionate effect on the party and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the party and its subsidiaries operate;

(f)	“Securities Authorities” means the Ontario Securities Commission and the applicable securities commission or securities regulatory authority of each of the other provinces and territories of Canada;

(g)	“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a person who is an arm’s length third party made after the date of this agreement: (i) to acquire all of the outstanding Frankly Shares or WinView Shares, as applicable, not beneficially owned by such arm’s length third party or all or substantially all of the assets of Frankly or WinView, as applicable, on a consolidated basis; (ii) that complies with Securities Laws in all material respects and did not result from or involve a breach of Schedule “H(II)” or Schedule “I(II)”, as applicable; (iii) that is reasonably capable of being completed without undue delay relative to the Arrangement or the Alternative Structure, as applicable, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (iv) that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for all of the Frankly Shares and WinView Shares or Frankly and WinView assets, as the case may be; (v) that is not subject to any due diligence or access condition; and (vi) that the board of directors of Frankly or WinView, as applicable, determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to Frankly Shareholders or WinView Securityholders, as applicable, than the Arrangement or the Alternative Structure, as applicable, (including any amendments to the terms and conditions of the Arrangement or the Alternative Structure, as applicable, agreed to in writing by Torque pursuant to the right to match provisions in Schedule “H(II)”);

(h)	“Tax Act” means the Income Tax Act (Canada);

(i)	“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

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(j)	“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments in the nature of a Tax imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party;

(k)	“Torque Disclosure Letter” means the disclosure letter delivered by Torque to Frankly and WinView in connection with, and upon the execution of, the Definitive Agreement;

(l)	“US GAAP” means United States generally accepted accounting principles, as applied on a consistent basis; and

(m)	“WinView Disclosure Letter” means the disclosure letter delivered by WinView to Torque and Frankly in connection with, and upon the execution of, the Definitive Agreement.

Schedule “B”

Conditions in Favour of Torque

The obligation of Torque to complete the Transaction will be subject to the fulfilment of the following additional conditions at the Closing Time:

(a)	the representations and warranties made by each of Frankly and WinView in the Definitive Agreement relating to:

(i)	organization and qualification and authority will be true and correct in all respects as of the date of the Definitive Agreement and at the Closing Time;

(ii)	capitalization will be true and correct in all material respects as of the date of the Definitive Agreement and at the Closing Time; and

(iii)	all other matters will be true and correct in all respects (disregarding any materiality qualifier therein) as of the date of the Definitive Agreement and at the Closing Time, unless the failure of such representations and warranties to be true and correct in all respects would not have a Material Adverse Effect on Frankly or WinView, respectively, and each of Frankly and WinView will have provided to Torque a certificate of two senior officers thereof certifying such accuracy on the Closing Date;

(b)	each of Frankly and WinView will have complied in all material respects with its covenants in the Definitive Agreement and each of Frankly and WinView will have provided to Torque a certificate of two senior officers thereof certifying that it has so complied with such covenants;

(c)	since the date of the Definitive Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, has had or could reasonably be expected to have, a Material Adverse Effect on Frankly or WinView, and each of Frankly and WinView, respectively will have provided to Torque a certificate of two senior officers thereof confirming same, with respect to Frankly or WinView, respectively;

(d)	WinView will be free of indebtedness for borrowed money other than short-term borrowings, such as credit cards, and the WinView Accounts Payable Liabilities shall be no more than US$1.75 million;

(e)	dissent rights will not have been exercised (excluding any dissent rights that have been exercised and subsequently withdrawn) with respect to more than 5% of the issued and outstanding Frankly Shares; and

(f)	such other customary conditions regarding no legal action or litigation.

Schedule “C”

Conditions in Favour of Frankly

The obligation of Frankly to complete the Transaction will be subject to the fulfilment of the following additional conditions at the Closing Time:

(a)	the representations and warranties made by each of Torque and WinView in the Definitive Agreement relating to:

(i) organization and qualification and authority will be true and correct in all respects as of the date of the Definitive Agreement and at the Closing Time;

(ii) capitalization will be true and correct in all material respects as of the date of the Definitive Agreement and at the Closing Time; and

(iii) all other matters will be true and correct in all respects (disregarding any materiality qualifier therein) as of the date of the Definitive Agreement and at the Closing Time, unless the failure of such representations and warranties to be true and correct in all respects would not have a Material Adverse Effect on Torque or WinView, respectively, and each of Torque and WinView will have provided to Frankly a certificate of two senior officers thereof certifying such accuracy on the Closing Date;

(b)	each of Torque and WinView will have complied in all material respects with its covenants in the Definitive Agreement and each of Torque and WinView will have provided to Frankly a certificate of two senior officers thereof certifying that it has so complied with such covenants;

(c)	since the date of the Definitive Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, has had or could reasonably be expected to have, a Material Adverse Effect on Torque or WinView, and each of Torque and WinView, respectively, will have provided to Frankly a certificate of two senior officers thereof confirming same, with respect to Torque or WinView, respectively;

(d)	WinView will be free of indebtedness for borrowed money other than short-term borrowings, such as credit cards, and the WinView Accounts Payable Liabilities shall be no more than US$1.75 million;

(e)	Torque shall have taken such steps to ensure that Tom Rogers, Chairman of Frankly, shall be appointed to the board of directors of Torque as Executive Chairman of Torque as of the Closing Time; and

(f)	such other customary conditions regarding no legal action or litigation.

Schedule “D”

Conditions in Favour of WinView

The obligation of WinView to complete the Transaction will be subject to the fulfilment of the following additional conditions at the Closing Time:

(a)	the representations and warranties made by each of Torque and Frankly in the Definitive Agreement relating to:

	(i)	organization and qualification and authority will be true and correct in all respects as of the date of the Definitive Agreement and at the Closing Time;

	(ii)	capitalization will be true and correct in all material respects as of the date of the Definitive Agreement and at the Closing Time; and

	(iii)	all other matters will be true and correct in all respects (disregarding any materiality qualifier therein) as of the date of the Definitive Agreement and at the Closing Time, unless the failure of such representations and warranties to be true and correct in all respects would not have a Material Adverse Effect on Torque or Frankly, respectively, and each of Torque and Frankly will have provided to WinView a certificate of two senior officers thereof certifying such accuracy on the Closing Date;

(b)	each of Torque and Frankly will have complied in all material respects with its covenants in the Definitive Agreement and each of Torque and Frankly will have provided to WinView a certificate of two senior officers thereof certifying that it has so complied with such covenants;

(c)	since the date of the Definitive Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, has had or could reasonably be expected to have, a Material Adverse Effect on Torque or Frankly, and each of Torque and Frankly, respectively, will have provided to WinView a certificate of two senior officers thereof confirming same, with respect to Torque or Frankly, respectively;

(d)	the existing WinView Notes have been amended to permit WinView to repay amounts due under such WinView Notes with WinView Consideration Shares;

(e)	Torque shall have taken such steps to ensure that Tom Rogers, Executive Chairman of WinView, shall be appointed to the board of directors of Torque as Executive Chairman of Torque as of the Closing Time; and

(f)	such other customary conditions regarding no legal action or litigation.

Schedule “E”

Frankly Representations and Warranties

In connection with, and effective upon, Frankly’s execution and delivery of the Definitive Agreement, Frankly hereby represents and warrants to each of Torque and WinView, as follows:

(a)	Organization and Qualification. Frankly and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its material property and assets as now owned and to carry on its business as it is now being conducted. Frankly and each of its subsidiaries:

(i)	has all material permits necessary to conduct its business substantially as now conducted as disclosed in the Frankly Filings, except where the failure to hold or comply with such permits would not, individually or in the aggregate, have a Material Adverse Effect; and

(ii)	is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not individually or in the aggregate have a Material Adverse Effect.

(b)	Authority. As of the date hereof, the board of directors of Frankly, after consultation with its financial and legal advisors, has determined that the Transaction is in the best interests of Frankly and has unanimously resolved to recommend that Frankly Shareholders vote in favour of the Frankly Resolution. The board of directors of Frankly has approved the Transaction and the execution and performance of the Definitive Agreement. Frankly has the requisite corporate power, authority and capacity to enter into the Definitive Agreement and to perform its obligations hereunder. The execution and delivery of the Definitive Agreement by Frankly and the performance by Frankly of its obligations under the Definitive Agreement have been duly authorized by the board of directors of Frankly and no other corporate proceedings on its part are necessary to authorize the Definitive Agreement. The Definitive Agreement has been duly executed and delivered by Frankly and constitutes a legal, valid and binding obligation of Frankly, enforceable against Frankly in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable Laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

(c)	Capitalization.

(i)	The authorized share capital of Frankly consists of an unlimited number of Frankly Shares. As of the close of business on December ●, 2019, there are issued and outstanding ● Frankly Shares. As of the close of business on December ●, 2019, an aggregate of up to ● Frankly Shares are issuable upon the exercise or conversion of ●, and there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Frankly of any securities of Frankly (including Frankly Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Frankly (including Frankly Shares) or of any subsidiary of Frankly. Other than the Frankly Shares and ●, there are no securities of Frankly outstanding.

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(ii)	Section ● of the Frankly Disclosure Letter sets forth an accurate and complete list of all ●, including the respective holders, grant dates, number of ●, as the case may be, vesting dates, where applicable, and exercise prices. All outstanding Frankly Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Frankly Shares issuable upon the exercise, conversion or vesting of ● in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Frankly (including the Frankly Shares and ●) have been issued in compliance with all applicable Laws. Other than the Frankly Shares and ●, as applicable, there are no securities of Frankly or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the shareholders of Frankly on any matter. There are no outstanding contractual or other obligations of Frankly or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities. There are no outstanding bonds, debentures or other evidences of indebtedness of Frankly or any of its subsidiaries having the right to vote with the holders of the outstanding Frankly Shares on any matters.

(d)	No Violation. The authorization, execution and delivery of the Definitive Agreement by Frankly, the completion of the transactions contemplated by the Definitive Agreement and the performance of Frankly’s obligations hereunder in accordance with the terms hereof will not:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or cause any indebtedness to come due before its stated maturity, or cause any credit commitment to cease to be available, or cause any payment or other obligation to be imposed on Frankly or any of its subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective constating documents; or

(B)	any permit or material contract to which Frankly or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Frankly or any of its subsidiaries is bound; or

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(ii)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Frankly or any of its subsidiaries or any of their respective properties or assets; or

(iii)	cause the suspension or revocation of any permit currently in effect held by Frankly or any of its subsidiaries; or

(iv)	give rise to any rights of first refusal or trigger any change in control provisions under any note, bond, mortgage, indenture, contract (other than with respect to any benefit of compensation arrangement with an employee, director or consultant), license, franchise or permit to which Frankly is a party; or

(v)	result in the imposition of any liens upon any assets of Frankly or the assets of any of its subsidiaries.

(e)	Reporting Status and Securities Laws Matters. Frankly is a “reporting issuer” and, except as disclosed in Section ● of the Frankly Disclosure Letter, not on the list of reporting issuers in default under applicable Securities Laws in the provinces of Alberta, British Columbia and Ontario. No delisting, suspension of trading in or cease trading order with respect to any securities of Frankly and, to the knowledge of Frankly, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Frankly, expected to be implemented or undertaken.

(f)	Ownership of Subsidiaries. Section ● of the Frankly Disclosure Letter includes complete and accurate lists of all subsidiaries owned, directly or indirectly, by Frankly, each of which is wholly-owned. Other than with respect to any rights derived from permitted liens, all of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Frankly are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Frankly are legally and beneficially owned free and clear of all liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Frankly. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Frankly to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third-party the right to acquire any shares or other ownership interests in any subsidiaries of Frankly.

(g)	Public Filings. Since January 1, 2017, Frankly has filed all material documents required to be filed by in accordance with applicable Securities Laws in the provinces of Alberta, British Columbia and Ontario. All such documents and information filed since January 1, 2017, as of their respective dates (and the dates of any amendments thereto):

(i)	did not contain any misrepresentation, except as have been corrected by subsequent disclosure; and

(ii)	complied in all material respects with the requirements of applicable Securities Laws in the provinces of Alberta, British Columbia and Ontario, and any amendments to such documents and information required to be made have been filed on a timely basis with the Securities Authorities in the provinces of Alberta, British Columbia and Ontario or the TSX-V. Frankly has not filed any confidential material change report with any Securities Authority in the provinces of Alberta, British Columbia and Ontario that at the date of the Definitive Agreement remains confidential.

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(h)	Forward-Looking Information. With respect to forward-looking information contained in Frankly’s public disclosure filings since January 1, 2017 required to be filed in accordance with applicable Securities Laws:

(i)	Frankly has a reasonable basis for the forward-looking information; and

(ii)	all material forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information, and accurately states the material factors or assumptions used to develop forward-looking information.

(i)	Financial Statements. Frankly’s audited financial statements as at and for the fiscal years ended December 31, 2018 and 2017 and unaudited financial statements as at and for the nine months ended September 30, 2019 (including the notes thereto) (collectively, the “Frankly Financial Statements”) were prepared in accordance with US GAAP (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Frankly’s independent auditors, and except that the unaudited Frankly Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which individually or in the aggregate will be material in nature or amount) and fairly present in all material respects the consolidated financial position, results of operations and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of Frankly and its subsidiaries.

(j)	No Off-Balance Sheet Arrangements. There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of Frankly or any subsidiary which are required to be disclosed and are not disclosed or reflected in the Frankly Financial Statements.

(k)	Internal Accounting Controls. Frankly and each subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(l)	Accounting Policies. There has been no change in accounting policies of Frankly since December 31, 2018, other than as disclosed in the Frankly Financial Statements.

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(m)	Independent Auditors. To the knowledge of Frankly, the auditors of Frankly who reported on and certified the Frankly Financial Statements are independent public accountants as required by the securities laws of the provinces of Alberta, British Columbia and Ontario, and there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with respect to the auditors.

(n)	Title to Frankly Business Assets. Each of Frankly and its subsidiaries owns or has the right to use all material Frankly business assets currently owned or used in the Frankly business, including: (i) all material contracts; and (ii) all material Frankly business assets necessary to enable Frankly to carry on the Frankly business as now conducted and as presently proposed to be conducted. Except as disclosed in Section ● of the Frankly Disclosure Letter, no third party has any ownership right, title, interest in, claim in, lien against or any other right to any material Frankly business assets owned by Frankly.

(o)	Compliance with Laws and Authorizations. All operations of Frankly and the subsidiaries in respect of or in connection with the Frankly business assets or otherwise have been and continue to be conducted in compliance in all material respects with all applicable Laws. Frankly and the subsidiaries have obtained and are in compliance in all material respects with all authorizations to permit them to conduct the Frankly business as currently conducted. All of the authorizations issued to date are valid and in full force and effect and none of Frankly or any of its subsidiaries has received any correspondence or notice from any Governmental Entity alleging or asserting material non-compliance with any applicable Laws or authorizations and Frankly does not know of any basis for any such allegation or assertion. None of Frankly or any of its subsidiaries has received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any authorizations or any notice advising of the refusal to grant any authorization that has been applied for or is in process of being granted and to the knowledge of Frankly there is no reason to believe that any such Governmental Entity is considering taking or would have reasonable ground to take any such action that would result in a Material Adverse Effect.

(p)	Business Relationships. All material contracts with third parties in connection with the Frankly business have been entered into and are being performed by Frankly and its subsidiaries and, to the knowledge of Frankly, by all other third parties thereto, in compliance with their terms in all material respects. There exists no actual or, to the knowledge of Frankly, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of Frankly or its subsidiaries, with any supplier, partner, or customer, or any group of suppliers, partners or customers whose business with or whose purchases or inventories, components, technologies, products or services provided to the business of Frankly or its subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of Frankly (on a consolidated basis). To the knowledge of Frankly, all such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent Frankly or its subsidiaries from conducting such business with any such third parties in the same manner in all material respects as currently conducted or proposed to be conducted.

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(q)	Privacy Protection. Each of Frankly and its subsidiaries have security measures and safeguards in place to protect personal information against loss or theft, as well as unauthorized access, disclosure, copying, use or modification. To its knowledge, Frankly and its subsidiaries have complied, in all material respects, with all applicable privacy legislation and neither has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws. Frankly and its subsidiaries limit the collection, use, disclosure and processing of personal information to the scope of the consent collected and or the contractual agreements in place governing the collection, use or disclosure of such personal information.

(r)	Intellectual Property. Frankly and its subsidiaries own or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of the Frankly business (all of which are set out in Section ● of the Frankly Disclosure Letter) and Frankly is not aware of any claim to the contrary or any challenge by any other person to the rights of Frankly or any its subsidiaries with respect to the foregoing. To the knowledge of Frankly, the Frankly business as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person. To the knowledge of Frankly, no material claim has been made against Frankly or any of its subsidiaries alleging the infringement by Frankly or any of its subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.

(s)	Leased Premises. With respect to each of the Frankly leased premises (all of which are listed in Section ● of the Frankly Disclosure Letter), Frankly and/or each subsidiary occupies the Frankly leased premises and has the right to occupy and use the Frankly leased premises and each of the leases pursuant to which Frankly or any subsidiary occupies the Frankly leased premises is in good standing and in full force and effect. Except as disclosed in Section ● of the Frankly Disclosure Letter, the performance of obligations pursuant to and in compliance with the terms of the Definitive Agreement, and the completion of the Transaction, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(t)	Assets in Good Condition. All material physical Frankly business assets are in good operating condition and in a state of good maintenance and repair having regard to the use to which the assets are put and the age thereof, normal wear and tear excepted.

(u)	Books and Records. The financial books, records and accounts of Frankly and its subsidiaries (during the period of time when owned by Frankly), in all material respects:

(i)	have been maintained in accordance with good business practices and in accordance with US GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years;

(ii)	in each case accurately and fairly reflect the material transactions and dispositions of the assets of Frankly and its subsidiaries; and

(iii)	accurately and fairly reflect the basis for the Frankly Financial Statements.

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(v)	Minute Books. The minute books of each of Frankly and its subsidiaries, which have been provided to Torque prior to the date hereof, are true and correct in all material respects, and contain the minutes of all meetings of the boards of directors, committees of the boards and shareholders and all resolutions passed by the boards of directors, committees of the boards and the shareholders.

(w)	No Undisclosed Liabilities. Frankly and its subsidiaries have no outstanding indebtedness or liabilities and none is a party to or bound by any surety-ship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Frankly Financial Statements or incurred in the ordinary course of business since December 31, 2018.

(x)	No Material Change. Other than as disclosed in the Frankly Filings, since December 31, 2018, there has been no material change in respect of Frankly and its subsidiaries taken as a whole, and the debt, business and material property of Frankly and its subsidiaries conform in all respects to the description thereof contained in the Frankly Filings, and there has been no dividend or distribution of any kind declared, paid or made by Frankly on any Frankly Shares.

(y)	Litigation. Except as disclosed in Section ● of the Frankly Disclosure Letter, there are no material claims, actions, suits, grievances, complaints, regulatory investigations or proceedings pending or, to the knowledge of Frankly, threatened affecting Frankly or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any non-governmental organization, community, community group, or any Governmental Entity, which if finally determined adversely to Frankly or its subsidiaries would be expected to have a Material Adverse Effect. Except as disclosed in Section ● of the Frankly Disclosure Letter, neither Frankly nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(z)	Taxes.

(i)	Frankly and each of its subsidiaries has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof, except where such failure to file such Tax Return would not be expected to have a Material Adverse Effect and all such Tax Returns are complete and correct in all material respects.

(ii)	Frankly and each of its subsidiaries has paid on a timely basis all material Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Frankly Financial Statements.

(iii)	To the knowledge of Frankly and except as provided for in the Frankly Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Frankly or any of its subsidiaries which remain outstanding, and neither Frankly nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes which remain unpaid and no such event has been asserted in writing or, to the knowledge of Frankly, threatened against Frankly or any of its subsidiaries or any of their respective assets, that would be reasonably expected to have a Material Adverse Effect.

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(iv)	To the knowledge of Frankly, no claim has been made by any Governmental Entity in a jurisdiction where Frankly or any of its subsidiaries does not file Tax Returns that Frankly or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(v)	To the knowledge of Frankly, there are no liens for unpaid Taxes (other than in respect of Taxes not yet due and payable and for which adequate accruals or reserves have been established in accordance with US GAAP) upon any of the assets of Frankly or any of its subsidiaries.

(vi)	Frankly and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of material Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii)	Frankly and each of its subsidiaries have given to Torque true, correct and complete copies of all their income and capital tax returns and statements of deficiencies for taxable periods, or transactions consummated, for the prior three years, and there are no material omissions in the foregoing.

(viii)	For the purposes of the Tax Act and any other relevant Tax purposes:

(A)	Frankly is resident in Canada; and

(B)	each subsidiary of Frankly is resident in the jurisdiction in which it is formed, amalgamated and/or continued into and is not resident in any other country.

(aa)	Contracts. Section ● of the Frankly Disclosure Letter includes a complete and accurate list of all material contracts to which Frankly or any of its subsidiaries is a party which are in full force and effect as of the date hereof. All such material contracts disclosed in Section ● of the Frankly Disclosure Letter are in full force and effect, and Frankly or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Frankly has made available to Torque in the Frankly data room true and complete copies of all material contracts. All of the material contracts are valid and binding obligations of Frankly or its subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Frankly and its subsidiaries have complied in all material respects with all terms of such material contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Frankly or any of its subsidiaries or, to the knowledge of Frankly, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the material contracts. As at the date hereof, to Frankly’s knowledge, neither Frankly nor any of its subsidiaries has received written notice that any party to a material contract intends to cancel, terminate or otherwise modify or not renew such material contract, and to the knowledge of Frankly, no such action has been threatened.

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(bb)	Permits. Frankly and each of its subsidiaries has obtained and is in compliance in all material respects with all material permits required by applicable Laws that are necessary to conduct its current business as it is now being conducted (which for greater certainty, includes all of the permits which are described in Section ● of the Frankly Disclosure Letter), except where the failure to hold or comply with such permits would not, individually or in the aggregate, have a Material Adverse Effect.

(cc)	Regulatory.

(i)	Frankly and its subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any applicable Laws; and

(ii)	Frankly and its subsidiaries have operated and are currently operating their respective businesses in compliance with all Regulatory Approvals in all material respects and have made all requisite material declarations and filings with the Governmental Entities required to keep its permits in good standing. Frankly and its subsidiaries have not received any written notices or other correspondence from the Governmental Entities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Approval relating to its activities which would reasonably be expected to materially restrict, curtail, limit or adversely affect the ability of Frankly or its subsidiaries to operate their respective businesses.

(dd)	Employee Benefits. Except as disclosed in Section ● of the Frankly Disclosure Letter, neither Frankly nor any of its subsidiaries is party to any material employee plans or collective bargaining agreements.

(ee)	Labour and Employment.

(i)	Section ● of the Frankly Disclosure Letter sets forth a complete list of all employees of Frankly and its subsidiaries, together with their titles, service dates, current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise). Except as disclosed in Section ● of the Frankly Disclosure Letter, no such employee is on long-term disability leave, extended absence or worker’s compensation leave. All current assessments under applicable workers compensation legislation in relation to the employees listed in Section ● of the Frankly Disclosure Letter have been paid or accrued by Frankly and its subsidiaries, as applicable, and Frankly and its subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)	Except for those written employment contracts with employees of Frankly and any of its subsidiaries identified in Section ● of the Frankly Disclosure Letter, (other than employment contracts with employees that are terminable without cause by Frankly without severance or change of control pay or benefits, in which case only the form of such employment contract will be listed), there are no written contracts of employment entered into with any such employees. Except for those agreements or provisions described in Section ● of the Frankly Disclosure Letter, no employee of Frankly or of any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Transaction.

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(iii)	Neither Frankly nor any subsidiary is party to any collective bargaining agreement, contract or legally binding commitment to any trade unions or employee organization or group. There are no threatened or apparent union organizing activities involving employees of Frankly or any of its subsidiaries, nor is Frankly or any of its subsidiaries currently negotiating any collective bargaining agreements.

(i)	Section ● of the Frankly Disclosure Letter sets forth a complete list of the consulting and third-party contractor agreements as they relate to the operations of the Frankly business, between Frankly or any of its subsidiaries and providing for payment by Frankly or any of its subsidiaries of amounts not less than $● in the preceding 12 months (other than consulting agreements with contractors that are terminable without penalty on less than thirty (30) days’ notice, in which case only forms of such contracts will be listed, unless any such contract provides severance or change of control pay or benefits that are, in each case, greater than required by applicable Laws). Other than as disclosed in Section ● of the Frankly Disclosure Letter, there are no material defaults or violations by Frankly or any of its subsidiaries under any such agreements listed in Section ● of the Frankly Disclosure Letter, and there are no material claims or proceedings, or to the knowledge of Frankly, threatened material claims or proceedings of any kind from any such third-party contractors.

(ff)	Compliance with Laws. Frankly and its subsidiaries have complied in all material respects with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(gg)	Absence of Cease Trade Orders. No order ceasing or suspending trading in the Frankly Shares (or any of them) or any other securities of Frankly is outstanding and to the knowledge of Frankly no proceedings for this purpose have been instituted or, to the knowledge of Frankly, are pending, contemplated or threatened.

(hh)	Related Party Transactions. Except as expressly contemplated by the Definitive Agreement and as set out in Section ● of the Frankly Disclosure Letter, there are no material contracts or other transactions currently in place between Frankly or any of its subsidiaries and:

(i)	any officer or director of Frankly or any of its subsidiaries;

(ii)	any holder of record or beneficial owner of 10% or more of the Frankly Shares; and

(iii)	to the knowledge of Frankly, any affiliate or associate of any such officer, director, holder of record or beneficial owner.

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(ii)	Expropriation. No part of the property or assets of Frankly or any of its subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Frankly or any of its subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(jj)	Registration Rights. No shareholder of Frankly has any right to compel Frankly to register or otherwise qualify the Frankly Shares (or any of them) for public sale or distribution.

(kk)	Rights of Other Persons. No person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Frankly or any of its subsidiaries, or any part thereof.

(ll)	No Voting Control. Frankly is not a party to any agreement, nor to the knowledge of Frankly is there any agreement, which in any manner affects the voting control of any securities of Frankly.

(mm)	Restrictions on Business Activities. To the knowledge of Frankly, there is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Frankly or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect.

(nn)	Brokers. Except for as disclosed in Section ● of the Frankly Disclosure Letter, there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of any of Frankly or its subsidiaries who is entitled to any fee or commission from any of Frankly or its subsidiaries in connection with the transactions contemplated hereby or will have any ongoing commitment from Frankly or its subsidiaries after the Closing Time.

(oo)	Insurance. Each of Frankly and its subsidiaries maintain insurance against loss of, or damage to, its assets by all insurable risks on a replacement cost basis in accordance with industry standards and such insurance coverage is in good standing in all material respects and not in default except in each case as could not reasonably be expected to have a Material Adverse Effect.

(pp)	Corrupt Practices Legislation. To the knowledge of Frankly, neither Frankly nor its subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Frankly or any of its subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Frankly or any of its subsidiaries or affiliates to be in violation of the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder), the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of Frankly no such action has been taken by any of its agents, representatives or other persons acting on behalf of Frankly or any of its subsidiaries or affiliates.

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(qq)	Anti-Money Laundering. The operations of Frankly and each subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving Frankly or any subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of Frankly, threatened.

(rr)	Directors and Officers. To the knowledge of Frankly, none of the directors or officers of Frankly or any subsidiary are now, or have ever been, (i) subject to an order or ruling of any Securities Authority or stock exchange prohibiting such individual from acting as a director or officer of a company, or (ii) subject to an order preventing, ceasing or suspending trading in any securities of Frankly or other company.

(ww)	No Shareholder Rights Plan. As of the date hereof, there is no shareholder rights plan, “poison pill” or anti-takeover plan in effect to which Frankly or any of its subsidiaries is subject, party or otherwise bound that may reasonably be seen to frustrate, limit, condition or delay the transactions contemplated by this agreement.

Schedule “F”

WinView Representations and Warranties

In connection with, and effective upon, WinView’s execution and delivery of the Definitive Agreement, WinView hereby represents and warrants to each of Torque and Frankly, as follows:

(a)	Organization and Qualification. WinView is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its material property and assets as now owned and to carry on its business as it is now being conducted. WinView:

(i)	has all material permits necessary to conduct its business substantially as now conducted as disclosed in the WinView Filings, except where the failure to hold or comply with such permits would not, individually or in the aggregate, have a Material Adverse Effect; and

(ii)	is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not individually or in the aggregate have a Material Adverse Effect.

(b)	Authority. As of the date hereof, the board of directors of WinView, after consultation with its legal advisors, has determined that the Transaction is in the best interests of WinView and has unanimously resolved to recommend that applicable WinView Securityholders vote in favour of the WinView Resolution. The board of directors of WinView has approved the Transaction and the execution and performance of the Definitive Agreement. WinView has the requisite corporate power, authority and capacity to enter into the Definitive Agreement and to perform its obligations hereunder. The execution and delivery of the Definitive Agreement by WinView and the performance by WinView of its obligations under the Definitive Agreement have been duly authorized by the board of directors of WinView and no other corporate proceedings on its part are necessary to authorize the Definitive Agreement. The Definitive Agreement has been duly executed and delivered by WinView and constitutes a legal, valid and binding obligation of WinView, enforceable against WinView in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable Laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

(c)	Capitalization.

(i)	The authorized share capital of WinView consists of ●. As of the close of business on December ●, 2019, there are issued and outstanding ● WinView Shares. As of the close of business on December ●, 2019, there are an aggregate of up to ● WinView Shares subject to outstanding stock options, an aggregate of up to ● WinView Shares are issuable upon the conversion of the WinView Notes, and an aggregate of up to ● WinView Shares subject to outstanding warrants. There are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by WinView of any securities of WinView (including WinView Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of WinView (including WinView Shares). Other than the WinView Shares, the WinView Notes and the WinView Warrants, there are no securities of WinView outstanding.

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(ii)	Section ● of the WinView Disclosure Letter sets forth an accurate and complete list of all WinView stock options, including the respective holders, grant dates, number of ●, as the case may be, vesting dates, where applicable, and exercise prices. All outstanding WinView Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all WinView Shares issuable upon the exercise, conversion or vesting of stock options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of WinView (including the WinView Shares and stock options) have been issued in compliance with all applicable Laws. Other than the WinView Shares and ●, as applicable, there are no securities of WinView outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the shareholders of WinView on any matter. Except as disclosed in section ● of the WinView Disclosure Letter, there are no outstanding contractual or other obligations of WinView to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities. There are no outstanding bonds, debentures or other evidences of indebtedness of WinView having the right to vote with the holders of the outstanding WinView Shares on any matters.

(d)	No Violation. The authorization, execution and delivery of the Definitive Agreement by WinView, the completion of the transactions contemplated hereby and the performance of WinView’s obligations hereunder in accordance with the terms hereof will not:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or cause any indebtedness to come due before its stated maturity, or cause any credit commitment to cease to be available, or cause any payment or other obligation to be imposed on WinView, under any of the terms, conditions or provisions of:

(A)	their respective constating documents; or

(B)	any permit or material contract to which WinView is a party or to which it, or any of its properties or assets, may be subject or by which WinView is bound; or

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(ii)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to WinView or any of its properties or assets; or

(iii)	cause the suspension or revocation of any permit currently in effect held by WinView; or

(iv)	give rise to any rights of first refusal or trigger any change in control provisions under any note, bond, mortgage, indenture, contract (other than with respect to any benefit or compensation arrangement with an employee, director or consultant), license, franchise or permit to which WinView is a party; or

(v)	result in the imposition of any liens upon any assets of WinView.

(e)	Ownership of Subsidiaries. WinView does not own, directly or indirectly, any subsidiaries.

(f)	Financial Statements. WinView’s unaudited financial statements as at and for the fiscal years ended December 31, 2018 and 2017 and unaudited financial statements as at and for the nine months ended September 30, 2019 (including the notes thereto) (collectively, the “WinView Financial Statements”) were prepared in accordance with US GAAP (except (i) for the absence of footnotes thereto, (ii) as otherwise indicated in such financial statements, and (iii) that the unaudited WinView Financial Statements are subject to normal year-end adjustments, none of which individually or in the aggregate will be material in nature or amount) and fairly present in all material respects the consolidated financial position, results of operations and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of WinView.

(g)	No Off-Balance Sheet Arrangements. There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of WinView which are required to be disclosed and are not disclosed or reflected in the WinView Financial Statements.

(h)	Internal Accounting Controls. WinView maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(i)	Accounting Policies. There has been no change in accounting policies of WinView since December 31, 2018, other than as set forth in Section ● of the WinView Disclosure Letter.

(j)	Independent Auditors. To the knowledge of WinView, the auditors of WinView who reported on and certified the WinView Financial Statements are independent public accountants.

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(k)	Title to WinView Business Assets. WinView owns or has the right to use all material WinView business assets currently owned or used in the WinView business, including: (i) all material contracts; and (ii) all material WinView business assets necessary to enable WinView to carry on the WinView business as now conducted and as presently proposed to be conducted. Except as disclosed in Section ● of the WinView Disclosure Letter, no third party has any ownership right, title, interest in, claim in, lien against or any other right to any material WinView business assets owned by WinView.

(l)	Compliance with Laws and Authorizations. All operations of WinView in respect of or in connection with the WinView business assets or otherwise have been and continue to be conducted in compliance in all material respects with all applicable Laws. WinView has obtained and is in compliance in all material respects with all authorizations to permit it to conduct the WinView business as currently conducted. All of the authorizations issued to date are valid and in full force and effect and WinView has not received any correspondence or notice from any Governmental Entity alleging or asserting material non-compliance with any applicable Laws or authorizations and WinView does not know of any basis for any such allegation or assertion. WinView has not received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any authorizations or any notice advising of the refusal to grant any authorization that has been applied for or is in process of being granted and to the knowledge of WinView there is no reason to believe that any such Governmental Entity is considering taking or would have reasonable ground to take any such action that would result in a Material Adverse Effect.

(m)	Business Relationships. All material contracts with third parties in connection with the WinView business have been entered into and are being performed by WinView and, to the knowledge of WinView, by all other third parties thereto, in compliance with their terms in all material respects. There exists no actual or, to the knowledge of WinView, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of WinView, with any supplier, partner, or customer, or any group of suppliers, partners or customers whose business with or whose purchases or inventories, components, technologies, products or services provided to the business of WinView are individually or in the aggregate material to the assets, business, properties, operations or financial condition of WinView. To the knowledge of WinView, all such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent WinView from conducting such business with any such third parties in the same manner in all material respects as currently conducted or proposed to be conducted.

(n)	Privacy Protection. WinView has security measures and safeguards in place to protect personal information against loss or theft, as well as unauthorized access, disclosure, copying, use or modification. To its knowledge, WinView has complied, in all material respects, with all applicable privacy legislation and neither has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws. WinView limits the collection, use, disclosure and processing of personal information to the scope of the consent collected and or the contractual agreements in place governing the collection, use or disclosure of such personal information.

(o)	Intellectual Property. WinView owns or possesses the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of the WinView business (all of which are set out in Section ● of the WinView Disclosure Letter) and WinView is not aware of any claim to the contrary or any challenge by any other person to the rights of WinView with respect to the foregoing. To the knowledge of WinView, the WinView business as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person. To the knowledge of WinView, no material claim has been made against WinView alleging the infringement by WinView of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.

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(p)	Leased Premises. With respect to each of the WinView leased premises (all of which are listed in Section ● of the WinView Disclosure Letter), WinView occupies the WinView leased premises and has the right to occupy and use the WinView leased premises and each of the leases pursuant to which WinView occupies the WinView leased premises is in good standing and in full force and effect. Except as disclosed in Section ● of the WinView Disclosure Letter, the performance of obligations pursuant to and in compliance with the terms of the Definitive Agreement, and the completion of the Transaction, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(q)	Assets in Good Condition. All material physical WinView business assets are in good operating condition and in a state of good maintenance and repair having regard to the use to which the assets are put and the age thereof, normal wear and tear excepted.

(r)	Books and Records. The financial books, records and accounts of WinView, in all material respects:

(i)	have been maintained in accordance with good business practices and in accordance with US GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years;

(ii)	in each case accurately and fairly reflect the material transactions and dispositions of the assets of WinView; and

(iii)	accurately and fairly reflect the basis for the WinView Financial Statements.

(s)	Minute Books. The minute books of WinView, which have been provided to Torque prior to the date hereof, are true and correct in all material respects, and contain the minutes of all meetings of the boards of directors, committees of the boards and shareholders and all resolutions passed by the boards of directors, committees of the boards and the shareholders.

(t)	No Undisclosed Liabilities. WinView has no outstanding indebtedness or liabilities and is not a party to or bound by any surety-ship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the WinView Financial Statements, the WinView Disclosure Letter or incurred in the ordinary course of business since December 31, 2018.

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(u)	No Material Change. Since December 31, 2018, there has been no material change in respect of WinView, and the debt, business and material property of WinView conform in all respects to the description thereof contained in the WinView Filings, and there has been no dividend or distribution of any kind declared, paid or made by WinView on any WinView Shares.

(v)	Litigation. Except as disclosed in Section ● of the WinView Disclosure Letter, there are no material claims, actions, suits, grievances, complaints, regulatory investigations or proceedings pending or, to the knowledge of WinView, threatened affecting WinView or affecting any of its property or assets at law or in equity before or by any non-governmental organization, community, community group, or any Governmental Entity, which if finally determined adversely to WinView would be expected to have a Material Adverse Effect. Except as disclosed in Section ● of the WinView Disclosure Letter, neither WinView nor any of its assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(w)	Taxes.

(i)	WinView has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof, except where such failure to file such Tax Return would not be expected to have a Material Adverse Effect and all such Tax Returns are complete and correct in all material respects.

(ii)	WinView has paid on a timely basis all material Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published WinView Financial Statements.

(iii)	To the knowledge of WinView and except as provided for in the WinView Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of WinView which remain outstanding, and WinView is not a party to any action or proceeding for assessment or collection of Taxes which remain unpaid and no such event has been asserted in writing or, to the knowledge of WinView, threatened against WinView or any of its assets, that would be reasonably expected to have a Material Adverse Effect.

(iv)	To the knowledge of WinView, no claim has been made by any Governmental Entity in a jurisdiction where WinView does not file Tax Returns that WinView is or may be subject to Tax by that jurisdiction.

(v)	To the knowledge of WinView, there are no liens for unpaid Taxes (other than in respect of Taxes not yet due and payable and for which adequate accruals or reserves have been established in accordance with US GAAP) upon any of the assets of WinView.

(vi)	WinView has withheld or collected all amounts required to be withheld or collected by it on account of material Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii)	WinView has given to Torque true, correct and complete copies of all their income and capital tax returns and statements of deficiencies for taxable periods for the prior three years, and there are no material omissions in the foregoing.

F-7

(x)	Contracts. Section ● of the WinView Disclosure Letter includes a complete and accurate list of all material contracts to which WinView is a party which are in full force and effect as of the date hereof. All such material contracts disclosed in Section ● of the WinView Disclosure Letter are in full force and effect, and WinView is entitled to all rights and benefits thereunder in accordance with the terms thereof. WinView has made available to Torque in the WinView data room true and complete copies of all material contracts. All of the material contracts are valid and binding obligations of WinView, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. WinView has complied in all material respects with all terms of such material contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of WinView or, to the knowledge of WinView, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the material contracts. As at the date hereof, to WinView’s knowledge, WinView has not received written notice that any party to a material contract intends to cancel, terminate or otherwise modify or not renew such material contract, and to the knowledge of WinView, no such action has been threatened.

(y)	Permits. WinView has obtained and is in compliance in all material respects with all material permits required by applicable Laws that are necessary to conduct its current business as it is now being conducted (which for greater certainty, includes all of the permits which are described in Section ● of the WinView Disclosure Letter), except where the failure to hold or comply with such permits would not, individually or in the aggregate, have a Material Adverse Effect.

(z)	Regulatory.

(i)	WinView has operated and is currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any applicable Laws; and

(ii)	WinView has operated and is currently operating its business in compliance with all Regulatory Approvals in all material respects and has made all requisite material declarations and filings with the Governmental Entities required to keep its permits in good standing. WinView has not received any written notices or other correspondence from the Governmental Entities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Approval relating to its activities which would reasonably be expected to materially restrict, curtail, limit or adversely affect the ability of WinView to operate its business.

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(aa)	Employee Benefits. Except as disclosed in Section ● of the WinView Disclosure Letter, WinView is not party to any material employee plans or collective bargaining agreements.

(bb)	Labour and Employment.

(i)	Section ● of the WinView Disclosure Letter sets forth a complete list of all employees of WinView, together with their titles, service dates, current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise). Except as disclosed in Section ● of the WinView Disclosure Letter, no such employee is on long-term disability leave, extended absence or worker’s compensation leave. All current assessments under applicable workers compensation legislation in relation to the employees listed in Section ● of the WinView Disclosure Letter have been paid or accrued by WinView, and WinView is not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)	Except for those written employment contracts with employees of WinView identified in Section ● of the WinView Disclosure Letter (other than employment contracts with employees that are terminable at-will by WinView without severance or change of control pay or benefits, in which case only the form of such employment contract will be listed), there are no written contracts of employment entered into with any such employees. Except for those agreements or provisions described in Section ● of the WinView Disclosure Letter, no employee of WinView is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Transaction.

(iii)	WinView is not party to any collective bargaining agreement, contract or legally binding commitment to any trade unions or employee organization or group. There are no threatened or apparent union organizing activities involving employees of WinView, nor is WinView currently negotiating any collective bargaining agreements.

(iv)	Section ● of the WinView Disclosure Letter sets forth a complete list of the consulting and third-party contractor agreements as they relate to the operations of the WinView business, between WinView and providing for payment by WinView of amounts not less than $● in the preceding 12 months (other than consulting agreements with contractors that are terminable without penalty on less than thirty (30) days’ notice, in which case only forms of such contracts will be listed, unless any such contract provides severance or change of control pay or benefits that are, in each case, greater than required by applicable Laws). Other than as disclosed in Section ● of the WinView Disclosure Letter, there are no material defaults or violations by WinView under any such agreements listed in Section ● of the WinView Disclosure Letter, and there are no material claims or proceedings, or to the knowledge of WinView, threatened material claims or proceedings of any kind from any such third-party contractors.

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(cc)	Compliance with Laws. WinView has complied in all material respects with and is not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(dd)	Absence of Cease Trade Orders. No order ceasing or suspending trading in the WinView Shares (or any of them) or any other securities of WinView is outstanding and to the knowledge of WinView no proceedings for this purpose have been instituted or, to the knowledge of WinView, are pending, contemplated or threatened.

(ee)	Related Party Transactions. Except as expressly contemplated by the Definitive Agreement and as set out in Section ● of the WinView Disclosure Letter, there are no material contracts or other transactions currently in place between WinView and:

(i)	any officer or director of WinView;

(ii)	any holder of record or beneficial owner of 10% or more of the WinView Shares; and

(iii)	to the knowledge of WinView, any affiliate or associate of any such officer, director, holder of record or beneficial owner.

(ff)	Expropriation. No part of the property or assets of WinView has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does WinView know of any intent or proposal to give such notice or commence any such proceedings.

(gg)	Registration Rights. No shareholder of WinView has any right to compel WinView to register or otherwise qualify the WinView Shares (or any of them) for public sale or distribution.

(hh)	Rights of Other Persons. No person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by WinView, or any part thereof.

(ii)	No Voting Control. WinView is not a party to any agreement, nor to the knowledge of WinView is there any agreement, which in any manner affects the voting control of any securities of WinView.

(jj)	Restrictions on Business Activities. To the knowledge of WinView, there is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon WinView that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of WinView, any acquisition or disposition of property by WinView, or the conduct of the business by WinView as currently conducted, which could reasonably be expected to have a Material Adverse Effect.

(kk)	Brokers. Except for as disclosed in Section ● of the WinView Disclosure Letter, there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of WinView who is entitled to any fee or commission from WinView in connection with the transactions contemplated hereby or will have any ongoing commitment from WinView after the Closing Time.

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(ll)	Insurance. WinView maintains insurance against loss of, or damage to, its assets by all insurable risks on a replacement cost basis in accordance with industry standards and such insurance coverage is in good standing in all material respects and not in default except in each case as could not reasonably be expected to have a Material Adverse Effect.

(mm)	Corrupt Practices Legislation. To the knowledge of WinView, neither WinView nor its affiliates, nor any of their respective officers, directors or employees acting on behalf of WinView or any of its affiliates has taken, committed to take or been alleged to have taken any action which would cause WinView or any of its affiliates to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of WinView no such action has been taken by any of its agents, representatives or other persons acting on behalf of WinView or any of its affiliates.

(nn)	Anti-Money Laundering. The operations of WinView are and have been conducted at all times in compliance with anti-money laundering laws of the United States and the money laundering statutes of all applicable jurisdictions, including the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving WinView with respect to the Money Laundering Laws is pending or, to the knowledge of WinView, threatened.

(oo)	Directors and Officers. To the knowledge of WinView, none of the directors or officers of WinView are now, or have ever been, (i) subject to an order or ruling of any Securities Authority or stock exchange prohibiting such individual from acting as a director or officer of a company, or (ii) subject to an order preventing, ceasing or suspending trading in any securities of WinView or other company.

(ww)	No Shareholder Rights Plan. As of the date hereof, there is no shareholder rights plan, “poison pill” or anti-takeover plan in effect to which WinView is subject, party or otherwise bound that may reasonably be seen to frustrate, limit, condition or delay the transactions contemplated by this agreement.

Schedule “G”

Torque Representations and Warranties

In connection with, and effective upon, Torque’s execution and delivery of the Definitive Agreement, Torque hereby represents and warrants to each of Frankly and WinView as follows:

(a)	Organization and Qualification. Torque and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its material property and assets as now owned and to carry on its business as it is now being conducted. Torque and each of its subsidiaries:

(i)	has all material permits necessary to conduct its business substantially as now conducted as disclosed in the Torque Filings, except where the failure to hold or comply with such permits would not, individually or in the aggregate, have a Material Adverse Effect; and

(ii)	is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not individually or in the aggregate have a Material Adverse Effect.

(b)	Authority. As of the date hereof, the board of directors of Torque, after consultation with its financial and legal advisors, has determined that the Transaction is in the best interests of Torque. The board of directors of Torque has approved the Transaction and the execution and performance of the Definitive Agreement. Torque has the requisite corporate power, authority and capacity to enter into the Definitive Agreement, and to perform its obligations hereunder. The execution and delivery of the Definitive Agreement, by Torque and the performance by Torque of its obligations under the Definitive Agreement, have been duly authorized by the board of directors of Torque and no other corporate proceedings on its part are necessary to authorize the Definitive Agreement. The Definitive Agreement, has been duly executed and delivered by Torque and constitutes a legal, valid and binding obligation of Torque, enforceable against Torque in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable Laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

(c)	Capitalization.

(i)	The authorized share capital of Torque consists of an unlimited number of Torque Shares. As of the close of business on December ●, 2019, there are issued and outstanding ● Torque Shares. As of the close of business on December ●, 2019 an aggregate of up to ● Torque Shares are issuable upon the exercise or conversion of ●, and there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Torque of any securities of Torque (including Torque Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Torque (including Torque Shares) or of any subsidiary of Torque. Other than the Torque Shares and ●, there are no securities of Torque outstanding.

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(ii)	Section ● of the Torque Disclosure Letter sets forth an accurate and complete list of all ●, including the respective holders, grant dates, number of ●, as the case may be, vesting dates, where applicable, and exercise prices. All outstanding Torque Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Torque Shares issuable upon the exercise, conversion or vesting of ● in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Torque (including the Torque Shares and ●) have been issued in compliance with all applicable Laws. Other than the Torque Shares and ●, as applicable, there are no securities of Torque or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the shareholders of Torque on any matter. There are no outstanding contractual or other obligations of Torque or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities. There are no outstanding bonds, debentures or other evidences of indebtedness of Torque or any of its subsidiaries having the right to vote with the holders of the outstanding Torque Shares on any matters.

(d)	No Violation. The authorization, execution and delivery of the Definitive Agreement, by Torque, the completion of the transactions contemplated by the Definitive Agreement and the performance of Torque’s obligations hereunder in accordance with the terms hereof will not:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or cause any indebtedness to come due before its stated maturity, or cause any credit commitment to cease to be available, or cause any payment or other obligation to be imposed on Torque or any of its subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective constating documents; or

(B)	any permit or material contract to which Torque or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Torque or any of its subsidiaries is bound; or

(ii)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Torque or any of its subsidiaries or any of their respective properties or assets; or

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(iii)	cause the suspension or revocation of any permit currently in effect held by Torque or any of its subsidiaries; or

(iv)	give rise to any rights of first refusal or trigger any change in control provisions under any note, bond, mortgage, indenture, contract, license, franchise or permit to which Torque is a party; or

(v)	result in the imposition of any liens upon any assets of Torque or the assets of any of its subsidiaries.

(e)	Securities Issuable in Connection with the Transaction. The Consideration Shares to be issued pursuant to the Transaction, the Torque Shares issuable upon the exercise or conversion from time to time of the ● (or replacements thereof) in accordance with their respective terms, will, when issued and delivered, be duly and validly issued by Torque on their respective dates of issue as fully paid and non-assessable shares and will not be issued in violation of the terms of any agreement or other understanding binding upon Torque at the time that such shares are issued and will be issued in compliance with the constating documents of Torque and all applicable Laws. As of the Closing Date, all of the ● (or replacements thereof) will be outstanding as duly authorized and validly existing ● to acquire Torque Shares, which will not be issued in violation of the terms of any agreement or other understanding binding upon Torque at the time at which they are issued.

(f)	Reporting Status and Securities Laws Matters. Torque is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in the provinces of Alberta, British Columbia and Ontario. No delisting, suspension of trading in or cease trading order with respect to any securities of Torque and, to the knowledge of Torque, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Torque, expected to be implemented or undertaken.

(g)	Ownership of Subsidiaries. Section ● of the Torque Disclosure Letter includes complete and accurate lists of all subsidiaries owned, directly or indirectly, by Torque, each of which is wholly-owned. Other than with respect to any rights derived from permitted liens, all of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Torque are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Torque are legally and beneficially owned free and clear of all liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Torque. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Torque to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third-party the right to acquire any shares or other ownership interests in any subsidiaries of Torque.

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(h)	Public Filings. Since January 1, 2017, Torque has filed all material documents required to be filed by in accordance with applicable Securities Laws in the provinces of Alberta, British Columbia and Ontario. All such documents and information filed since January 1, 2017, as of their respective dates (and the dates of any amendments thereto):

(i)	did not contain any misrepresentation, except as have been corrected by subsequent disclosure; and

(ii)	complied in all material respects with the requirements of applicable Securities Laws in the provinces of Alberta, British Columbia and Ontario, and any amendments to such documents and information required to be made have been filed on a timely basis with the Securities Authorities in the provinces of Alberta, British Columbia and Ontario or the TSX-V. Torque has not filed any confidential material change report with any Securities Authority in the provinces of Alberta, British Columbia and Ontario that at the date of the Definitive Agreement, remains confidential.

(i)	Forward-Looking Information. With respect to forward-looking information contained in Torque’s public disclosure filings since January 1, 2017 required to be filed in accordance with applicable Securities Laws:

(i)	Torque has a reasonable basis for the forward-looking information; and

(ii)	all material forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information, and accurately states the material factors or assumptions used to develop forward-looking information.

(j)	Financial Statements. Torque’s audited financial statements as at and for the fiscal years ended August 31, 2018 and 2017 and unaudited financial statements as at and for the nine months ended May 31, 2019 (including the notes thereto) (collectively, the “Torque Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Torque’s independent auditors, and except that the unaudited Torque Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which individually or in the aggregate will be material in nature or amount) and fairly present in all material respects the consolidated financial position, results of operations and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of Torque and its subsidiaries.

(k)	No Off-Balance Sheet Arrangements. There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of Torque or any subsidiary which are required to be disclosed and are not disclosed or reflected in the Torque Financial Statements.

(l)	Internal Accounting Controls. Torque and each subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

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(m)	Accounting Policies. There has been no change in accounting policies of Torque since August 31, 2018, other than as disclosed in the Torque Financial Statements.

(n)	Independent Auditors. To the knowledge of Torque, the auditors of Torque who reported on and certified the Torque Financial Statements are independent public accountants as required by the securities laws of the provinces of Alberta, British Columbia and Ontario, and there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with respect to the auditors.

(o)	Title to Torque Business Assets. Each of Torque and its subsidiaries owns or has the right to use all material Torque business assets currently owned or used in the Torque business, including: (i) all material contracts; and (ii) all material Torque business assets necessary to enable Torque to carry on the Torque business as now conducted and as presently proposed to be conducted. Except as disclosed in Section ● of the Torque Disclosure Letter, no third party has any ownership right, title, interest in, claim in, lien against or any other right to any material Torque business assets owned by Torque.

(p)	Compliance with Laws and Authorizations. All operations of Torque and the subsidiaries in respect of or in connection with the Torque business assets or otherwise have been and continue to be conducted in compliance in all material respects with all applicable Laws. Torque and the subsidiaries have obtained and are in compliance in all material respects with all authorizations to permit them to conduct the Torque business as currently conducted. All of the authorizations issued to date are valid and in full force and effect and none of Torque or any of its subsidiaries has received any correspondence or notice from any Governmental Entity alleging or asserting material non-compliance with any applicable Laws or authorizations and Torque does not know of any basis for any such allegation or assertion. None of Torque or any of its subsidiaries has received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any authorizations or any notice advising of the refusal to grant any authorization that has been applied for or is in process of being granted and to the knowledge of Torque there is no reason to believe that any such Governmental Entity is considering taking or would have reasonable ground to take any such action that would result in a Material Adverse Effect.

(q)	Business Relationships. All material contracts with third parties in connection with the Torque business have been entered into and are being performed by Torque and its subsidiaries and, to the knowledge of Torque, by all other third parties thereto, in compliance with their terms in all material respects. There exists no actual or, to the knowledge of Torque, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of Torque or its subsidiaries, with any supplier, partner, or customer, or any group of suppliers, partners or customers whose business with or whose purchases or inventories, components, technologies, products or services provided to the business of Torque or its subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of Torque (on a consolidated basis). To the knowledge of Torque, all such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent Torque or its subsidiaries from conducting such business with any such third parties in the same manner in all material respects as currently conducted or proposed to be conducted.

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(r)	Privacy Protection. Each of Torque and its subsidiaries have security measures and safeguards in place to protect personal information against loss or theft, as well as unauthorized access, disclosure, copying, use or modification. To its knowledge, Torque and its subsidiaries have complied, in all material respects, with all applicable privacy legislation and neither has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws. Torque and its subsidiaries limit the collection, use, disclosure and processing of personal information to the scope of the consent collected and or the contractual agreements in place governing the collection, use or disclosure of such personal information.

(s)	Intellectual Property. Torque and its subsidiaries own or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of the Torque Business (all of which are set out in Section ● of the Torque Disclosure Letter) and Torque is not aware of any claim to the contrary or any challenge by any other person to the rights of Torque or any its subsidiaries with respect to the foregoing. To the knowledge of Torque, the Torque business as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person. To the knowledge of Torque, no material claim has been made against Torque or any of its subsidiaries alleging the infringement by Torque or any of its subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.

(t)	Leased Premises. With respect to each of the Torque leased premises (all of which are listed in Section ● of the Torque Disclosure Letter), Torque and/or each subsidiary occupies the Torque leased premises and has the right to occupy and use the Torque leased premises and each of the leases pursuant to which Torque or any subsidiary occupies the Torque leased premises is in good standing and in full force and effect. Except as disclosed in Section ● of the Torque Disclosure Letter, the performance of obligations pursuant to and in compliance with the terms of the Definitive Agreement, and the completion of the Transaction, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(u)	Assets in Good Condition. All material physical Torque business assets are in good operating condition and in a state of good maintenance and repair having regard to the use to which the assets are put and the age thereof, normal wear and tear excepted.

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(v)	Books and Records. The financial books, records and accounts of Torque and its subsidiaries (during the period of time when owned by Torque), in all material respects:

(i)	have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years;

(ii)	in each case accurately and fairly reflect the material transactions and dispositions of the assets of Torque and its subsidiaries; and

(iii)	accurately and fairly reflect the basis for the Torque Financial Statements.

(w)	Minute Books. The minute books of each of Torque and its subsidiaries, which have been provided to Frankly and WinView prior to the date hereof, are true and correct in all material respects, and contain the minutes of all meetings of the boards of directors, committees of the boards and shareholders and all resolutions passed by the boards of directors, committees of the boards and the shareholders.

(x)	No Undisclosed Liabilities. Torque and its subsidiaries have no outstanding indebtedness or liabilities and none is a party to or bound by any surety-ship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Torque Financial Statements or incurred in the ordinary course of business since August 31, 2018.

(y)	No Material Change. Since August 31, 2018, there has been no material change in respect of Torque and its subsidiaries taken as a whole, and the debt, business and material property of Torque and its subsidiaries conform in all respects to the description thereof contained in the Torque Filings, and there has been no dividend or distribution of any kind declared, paid or made by Torque on any Torque Shares.

(z)	Litigation. Except as disclosed in Section ● of the Torque Disclosure Letter, there are no material claims, actions, suits, grievances, complaints, regulatory investigations or proceedings pending or, to the knowledge of Torque, threatened affecting Torque or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any non-governmental organization, community, community group, or any Governmental Entity, which if finally determined adversely to Torque or its subsidiaries would be expected to have a Material Adverse Effect. Except as disclosed in Section ● of the Torque Disclosure Letter, neither Torque nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(aa)	Taxes.

(i)	Torque and each of its subsidiaries has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof, except where such failure to file such Tax Return would not be expected to have a Material Adverse Effect and all such Tax Returns are complete and correct in all material respects.

(ii)	Torque and each of its subsidiaries has paid on a timely basis all material Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Torque Financial Statements.

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(iii)	To the knowledge of Torque and except as provided for in the Torque Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Torque or any of its subsidiaries which remain outstanding, and neither Torque nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes which remain unpaid and no such event has been asserted or, to the knowledge of Torque, threatened against Torque or any of its subsidiaries or any of their respective assets, that would be reasonably expected to have a Material Adverse Effect.

(iv)	To the knowledge of Torque, no claim has been made by any Governmental Entity in a jurisdiction where Torque or any of its subsidiaries does not file Tax Returns that Torque or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(v)	To the knowledge of Torque, there are no liens for unpaid Taxes (other than in respect of Taxes not yet due and payable and for which adequate accruals or reserves have been established in accordance with IFRS) upon any of the assets of Torque or any of its subsidiaries.

(vi)	Torque and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of material Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii)	Torque and each of its subsidiaries have given to Frankly and WinView true, correct and complete copies of all their income and capital tax returns and statements of deficiencies for taxable periods, or transactions consummated, for the prior three years, and there are no material omissions in the foregoing.

(viii)	For the purposes of the Tax Act and any other relevant Tax purposes:

(A)	Torque is and will be after the Closing Time resident in Canada; and

(B)	each subsidiary of Torque is resident in the jurisdiction in which it is formed, amalgamated and/or continued into and is not resident in any other country.

(bb)	Contracts. Section ● of the Torque Disclosure Letter includes a complete and accurate list of all material contracts to which Torque or any of its subsidiaries is a party which are in full force and effect as of the date hereof. All such material contracts disclosed in Section ● of the Torque Disclosure Letter are in full force and effect, and Torque or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Torque has made available to Frankly and WinView in the Torque data room true and complete copies of all material contracts. All of the material contracts are valid and binding obligations of Torque or its subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Torque and its subsidiaries have complied in all material respects with all terms of such material contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Torque or any of its subsidiaries or, to the knowledge of Torque, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the material contracts. As at the date hereof, to Torque’s knowledge, neither Torque nor any of its subsidiaries has received written notice that any party to a material contract intends to cancel, terminate or otherwise modify or not renew such material contract, and to the knowledge of Torque, no such action has been threatened.

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(cc)	Permits. Torque and each of its subsidiaries has obtained and is in compliance in all material respects with all material permits required by applicable Laws that are necessary to conduct its current business as it is now being conducted (which for greater certainty, includes all of the permits which are described in Section ● of the Torque Disclosure Letter), except where the failure to hold or comply with such permits would not, individually or in the aggregate, have a Material Adverse Effect.

(dd)	Regulatory.

(i)	Torque and its subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any applicable Laws; and

(ii)	Torque and its subsidiaries have operated and are currently operating their respective businesses in compliance with all Regulatory Approvals in all material respects and have made all requisite material declarations and filings with the Governmental Entities required to keep its permits in good standing. Torque and its subsidiaries have not received any written notices or other correspondence from the Governmental Entities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Approval relating to its activities which would reasonably be expected to materially restrict, curtail, limit or adversely affect the ability of Torque or its subsidiaries to operate their respective businesses.

(ee)	Compliance with Laws. Torque and its subsidiaries have complied in all material respects with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(ff)	Absence of Cease Trade Orders. No order ceasing or suspending trading in the Torque Shares (or any of them) or any other securities of Torque is outstanding and to the knowledge of Torque no proceedings for this purpose have been instituted or, to the knowledge of Torque, are pending, contemplated or threatened.

(gg)	Related Party Transactions. Except as expressly contemplated by the Definitive Agreement and as set out in Section ● of the Torque Disclosure Letter, there are no material contracts or other transactions currently in place between Torque or any of its subsidiaries and:

(i)	any officer or director of Torque or any of its subsidiaries;

(ii)	any holder of record or beneficial owner of 10% or more of the Torque Shares; and

(iii)	to the knowledge of Torque, any affiliate or associate of any such officer, director, holder of record or beneficial owner.

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(hh)	Expropriation. No part of the property or assets of Torque or any of its subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Torque or any of its subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(ii)	Registration Rights. No shareholder of Torque has any right to compel Torque to register or otherwise qualify the Torque Shares (or any of them) for public sale or distribution.

(jj)	Rights of Other Persons. No person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Torque or any of its subsidiaries, or any part thereof.

(kk)	No Voting Control. Torque is not a party to any agreement, nor to the knowledge of Torque is there any agreement, which in any manner affects the voting control of any securities of Torque.

(ll)	Restrictions on Business Activities. To the knowledge of Torque, there is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Torque or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect.

(mm)	Brokers. Except for as disclosed in Section ● of the Torque Disclosure Letter, there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of any of Torque or its subsidiaries who is entitled to any fee or commission from any of Torque or its subsidiaries in connection with the transactions contemplated hereby or will have any ongoing commitment from Torque or its subsidiaries after the Closing Time.

(nn)	Insurance. Each of Torque and its subsidiaries maintain insurance against loss of, or damage to, its assets by all insurable risks on a replacement cost basis in accordance with industry standards and such insurance coverage is in good standing in all material respects and not in default except in each case as could not reasonably be expected to have a Material Adverse Effect.

(oo)	Corrupt Practices Legislation. To the knowledge of Torque, neither Torque nor its subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Torque or any of its subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Torque or any of its subsidiaries or affiliates to be in violation of the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder), the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of Torque no such action has been taken by any of its agents, representatives or other persons acting on behalf of Torque or any of its subsidiaries or affiliates.

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(pp)	Anti-Money Laundering. The operations of Torque and each subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving Torque or any subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of Torque, threatened.

(qq)	Directors and Officers. To the knowledge of Torque, none of the directors or officers of Torque or any subsidiary are now, or have ever been, (i) subject to an order or ruling of any Securities Authority or stock exchange prohibiting such individual from acting as a director or officer of a company, or (ii) subject to an order preventing, ceasing or suspending trading in any securities of Torque or other company.

(ww)	No Shareholder Rights Plan. As of the date hereof, there is no shareholder rights plan, “poison pill” or anti-takeover plan in effect to which Torque or any of its subsidiaries is subject, party or otherwise bound that may reasonably be seen to frustrate, limit, condition or delay the transactions contemplated by this agreement.

Schedule “H”

Frankly Covenants

I.	General and Regarding the Transaction

(1)	Frankly covenants and agrees that, during the period from the date of the Definitive Agreement until the earlier of the Closing Time and the time that the Definitive Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of Torque and WinView, each acting reasonably, or (ii) as required or permitted by the Definitive Agreement, Frankly shall, and shall cause its subsidiaries to, conduct their business in the ordinary course, and Frankly shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets (including, for greater certainty, Frankly business assets), goodwill and business relationships with other persons with which Frankly or any of its subsidiaries have business relations.

(2)	Without limiting the generality of (1) above, Frankly covenants and agrees that, during the period from the date of the Definitive Agreement until the earlier of the Closing Time and the time that the Definitive Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of Torque and WinView, each acting reasonably, or (ii) as required or permitted by the Definitive Agreement, Frankly shall not, and Frankly shall not permit any of its subsidiaries to, directly or indirectly:

(a)	amend its constating documents or, in the case of any subsidiary which is not a corporation, its similar organizational documents;

(b)	split, combine, consolidate or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution thereon (whether in cash, stock or property or any combination thereof), or amend or modify any term of any outstanding debt security;

(c)	redeem, purchase, or otherwise acquire or offer to redeem, purchase or otherwise acquire any shares of its capital stock or any of its outstanding securities (except as a result of the exercise or conversion of existing securities of Frankly (it being understood that no consent from Torque or WinView shall be required in connection with such exercises or conversions));

(d)	except as disclosed in Section ● of the Frankly Disclosure Letter, issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests (including issued Frankly Shares held by Frankly in treasury), or any options, warrants or similar rights or convertible securities exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Frankly Shares (except for the issuance or sale of Frankly Shares as a result of any exercise or conversion of outstanding securities of Frankly (it being understood that no consent from Torque or WinView shall be required for any issuance or sale that results from such exercises or conversions));

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(e)	reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge with any person;

(f)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Frankly or any of its subsidiaries;

(g)	other than in the ordinary course of business, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $● and subject to a maximum of $● for all such transactions;

(h)	except as disclosed in Section ● of the Frankly Disclosure Letter, sell, pledge, lease, dispose of, lose the right to use, mortgage, license, encumber (other than a permitted lien) or otherwise transfer any assets of Frankly or of any of its subsidiaries or any interest in any assets of Frankly and its subsidiaries having a value greater than $● individually and subject to a maximum of $● in the aggregate, other than assets sold in the ordinary course of business;

(i)	other than as incurred in connection with the Definitive Agreement and the transactions contemplated herein, and other than in the ordinary course of business or to ensure the maintenance of Frankly’s current level and standard of operations, make any capital expenditure or commitment to do so which, individually exceeds $● or in the aggregate exceeds $●;

(j)	other than in the ordinary course of business or as required by applicable Law, amend or modify, or terminate or waive any right under, any material contract or enter into any contract or agreement that would be a material contract if in effect on the date hereof, except where same would not individually or in the aggregate have a Material Adverse Effect;

(k)	in respect of any Frankly business assets, waive, release, surrender, abandon, let lapse, grant or transfer any material right or amend, modify or change, or agree to amend, modify or change, any existing material authorization, right to use, lease or contract other than in the ordinary course of business, as required by applicable Law, or where same would not individually or in the aggregate have a Material Adverse Effect;

(l)	amend, modify or terminate, cancel or let lapse any material insurance (or re-insurance) policy of Frankly or any subsidiary in effect on the date of the Definitive Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies are in full force and effect;

(m)	prepay any indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof, other than in the ordinary course of business;

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(n)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any person other than advances and capital contributions to wholly-owned subsidiaries of Frankly in the ordinary course of business;

(o)	other than in the ordinary course of business, enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(p)	settle or compromise any Tax claim, assessment, reassessment or liability, enter into any agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any Tax matter or amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(q)	make any change in Frankly’s methods of accounting, except as required by concurrent changes in US GAAP or in connection with a transition to IFRS;

(r)	grant any increase in the rate of wages, salaries, bonuses or other remuneration of any Frankly employee or independent contractor or make any bonus or profit sharing distribution or similar payment of any kind, except as may be made in the ordinary course of business or as may be required by the terms of a contract listed or as otherwise contemplated in Section ● of the Frankly Disclosure Letter;

(s)	(i) adopt, enter into or materially amend any employee plan; (ii) pay any benefit to any director or officer of Frankly or any of its subsidiaries or to any Frankly employee that is not required under the terms of any employee plan in effect on the date of the Definitive Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of Frankly or any of its subsidiaries or to any Frankly employee; (iv) make any determination under any employee plan that is not in the ordinary course of business; or (v) take or propose any action to effect any of the foregoing;

(t)	cancel, waive, release, assign, settle or compromise any material claims or rights or take any action or fail to take any action that would result in termination of any material claims or rights;

(u)	commence, waive, release, assign, settle, compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of Frankly in excess of an aggregate amount of $● other than amounts or liabilities disclosed in the Frankly Filings which are resolved for an amount equal to or less than the amount disclosed, or which could reasonably be expected to impede, prevent or delay the consummation of the transaction contemplated by the Definitive Agreement;

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(v)	enter into any contract with a person (other than a wholly-owned subsidiary of Frankly) that does not deal at arm’s length with Frankly within the meaning of the Tax Act;

(w)	enter into or amend any contract with any broker, finder or investment banker; or

(x)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	Frankly shall forthwith notify Torque and WinView in writing of:

(a)	any Material Adverse Effect; or

(b)	any material penalty, filing, action, suit, claim, investigation, audit inquiry, assessment or proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Frankly or its subsidiaries.

(4)	Subject to the terms and conditions of the Definitive Agreement, Frankly shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Frankly or any of its subsidiaries under the Definitive Agreement, cooperate with Torque and WinView in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Transaction and, without limiting the generality of the foregoing, Frankly shall and, where appropriate, shall cause each of its subsidiaries to:

(a)	use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable under its material contracts in connection with the Transaction or (ii) required in order to maintain its material contracts in full force and effect following completion of the Transaction, in each case, on terms that are reasonably satisfactory to Torque and WinView, each acting reasonably, and without paying, and without committing itself or Torque or WinView to pay, any consideration or incur any liability or obligation without the prior written consent of Torque and WinView, each acting reasonably;

(b)	prepare and file, as promptly as practicable, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals required to be obtained by Frankly or any of its subsidiaries and using its commercially reasonable efforts to obtain and maintain all such Regulatory Approvals, and providing or submitting all documentation and information that is required, or in the reasonable opinion of Torque and WinView, advisable, in connection with obtaining such Regulatory Approvals;

(c)	use its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction and use its commercially reasonable efforts to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Transaction or the Definitive Agreement;

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(d)	carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its subsidiaries with respect to the Definitive Agreement and the Arrangement;

(e)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Definitive Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Transaction;

(f)	comply with TSX-V requirements relevant to the Definitive Agreement; and

(g)	use commercially reasonable efforts to satisfy all conditions precedent set forth in the Definitive Agreement.

II.	Covenants Regarding Non-Solicitation and Acquisition Proposals

(1)	Except as expressly provided herein, Frankly will not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or an agent of it or any of its respective subsidiaries (collectively “Frankly Representatives”, which for greater certainty does not include a shareholder of Frankly who is not otherwise an officer, director, employee, representative (including any financial or other adviser) or an agent of Frankly or any of its respective subsidiaries), or otherwise, and shall not permit any such person to:

(a)	solicit, initiate, knowingly facilitate, encourage or promote (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the party or any subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Torque and WinView or any of their affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, it being acknowledged and agreed that Frankly may communicate with any person for purposes of advising such person of the restrictions in the Definitive Agreement and also advising such person that their Acquisition Proposal does not constitute a Superior Proposal or is not reasonably expected to constitute or lead to a Superior Proposal; or

(c)	enter into or publicly propose to enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with the Definitive Agreement).

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(2)	Except as expressly provided in the Definitive Agreement, Frankly shall not, directly or indirectly, through any Frankly Representative or otherwise, and shall not permit any such person to accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of Frankly (it being understood that taking no position or a neutral position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of Frankly for a period of no more than five (5) Business Days following the announcement or disclosure of such Acquisition Proposal will not be considered to be in violation of the Definitive Agreement provided the board of directors of Frankly has rejected such Acquisition Proposal and affirmed its intention to proceed with the Transaction before the end of such five (5) Business Day period).

(3)	Frankly shall, and shall cause its subsidiaries and its Frankly Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Definitive Agreement with any person (other than Torque and WinView and their affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall no longer provide access to any data room or provide any new disclosure of information, or access to properties, facilities, books and records of Frankly or any of its subsidiaries outside the ordinary course of business.

(4)	If Frankly or any of its subsidiaries or any of their respective representatives, receives, or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information that is made, or that may reasonably be perceived to be made, in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Frankly or any of its subsidiaries, Frankly shall immediately notify Torque and WinView, at first orally, and then promptly and in any event within 48 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide Torque and WinView with copies of all documents, correspondence or other material received in respect of, from or on behalf of any such person. Frankly shall keep Torque and WinView informed on a current basis of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

(5)	Notwithstanding (1) above, if at any time, prior to obtaining the approval by Frankly Shareholders of the Frankly Resolution, Frankly receives a written Acquisition Proposal, Frankly may engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Frankly and its subsidiaries if, and only if:

(a)	the board of directors of Frankly first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to, a Superior Proposal (disregarding for such determination any due diligence or access condition);

(b)	such person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

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(c)	Frankly has been, and continues to be, in compliance with its obligations under these provisions;

(d)	prior to providing any such copies, access, or disclosure, Frankly enters into a confidentiality and standstill agreement with such person having terms that are not less onerous than those set out in the confidentiality agreement between Frankly, Torque and WinView and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to Torque and WinView; and

(e)	Frankly promptly provides Torque and WinView with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement with such person.

(6)	Nothing contained in the Definitive Agreement shall prevent the board of directors of Frankly from:

(a)	complying with Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; or

(b)	calling and/or holding a meeting of shareholders requisitioned by Frankly Shareholders in accordance with applicable Laws or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with applicable Laws.

(7)	If Frankly receives an Acquisition Proposal that constitutes a Superior Proposal prior to the Approval of the Frankly Resolution by Frankly Shareholders, the board of directors of Frankly may authorize Frankly to, subject to compliance with Termination Fee provisions of the Definitive Agreement, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(b)	Frankly has been, and continues to be, in compliance with its obligations under these provisions;

(c)	Frankly has delivered to Torque and WinView a written notice of the determination of the board of directors of Frankly that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the board of directors of Frankly to enter into a definitive agreement with respect to such Superior Proposal, together with a written notice from the board of directors of Frankly regarding the value and financial terms that the board of directors of Frankly, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal;

(d)	Frankly has provided Torque and WinView with a copy of the proposed definitive agreement for the Superior Proposal;

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(e)	at least seven (7) Business Days (the “Frankly Matching Period”) have elapsed from the date that is the later of the date on which Torque and WinView received the Superior Proposal notice from Frankly and the date on which Torque and WinView received a copy of the proposed definitive agreement for the Superior Proposal from Frankly;

(f)	during any Frankly Matching Period, Torque and WinView have had the opportunity (but not the obligation), to offer to Frankly to amend the Definitive Agreement and the Transaction in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	if Torque and WinView have offered to Frankly to amend the Definitive Agreement and the Transaction, the board of directors of Frankly has determined in good faith, after consultation with Frankly’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Definitive Agreement as agreed in writing to be amended by Torque and WinView;

(h)	the board of directors of Frankly has determined in good faith, after consultation with Frankly’s outside legal counsel that it is appropriate for the board of directors of Frankly to enter into a definitive agreement with respect to such Superior Proposal; and

(i)	prior to or concurrent with entering into such definitive agreement, Frankly terminates the Definitive Agreement and pays the Termination Fee to Torque.

(8)	During the Frankly Matching Period, or such longer period as Frankly may approve in writing for such purpose: (a) the board of directors of Frankly shall review any offer made by Torque and WinView to amend the terms of the Definitive Agreement and the Transaction in good faith, in consultation with Frankly’s outside legal counsel and financial advisers, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) if the board of directors of Frankly determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of such amendment, Frankly shall negotiate in good faith with Torque and WinView to make such amendments to the terms of the Definitive Agreement and the Transaction as would enable Torque and WinView to proceed with the transactions contemplated by the Definitive Agreement on such amended terms. If the board of directors of Frankly determines that such Acquisition Proposal would cease to be a Superior Proposal, Frankly shall promptly so advise Torque and WinView and the parties shall amend the Definitive Agreement to reflect such offer made by Torque and WinView, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(9)	Each successive amendment or modification to any Acquisition Proposal in respect of Frankly shall constitute a new Acquisition Proposal and Torque and WinView shall be afforded a new Frankly Matching Period from the later of the date on which Torque and WinView received the new Superior Proposal notice from Frankly and the date on which Torque and WinView received a copy of the proposed definitive agreement for the new Superior Proposal from Frankly.

(10)	At Torque and WinView’s request, the board of directors of Frankly shall promptly reaffirm its recommendation by press release after it determines that an Acquisition Proposal is not a Superior Proposal or it determines that a proposed amendment to the terms of the Definitive Agreement would result in an Acquisition Proposal no longer being a Superior Proposal. Frankly shall provide Torque and WinView and their outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Torque and WinView and their outside legal counsel.

(11)	If Frankly provides a Superior Proposal notice to Torque and WinView on or after a date that is less than seven (7) Business Days before the Frankly Meeting, Frankly shall postpone the Frankly Meeting to a date acceptable to all parties (acting reasonably) that is not more than 10 Business Days after the scheduled date of the Frankly Meeting but before the agreed upon outside date for completion of the Transaction.

Schedule “I”

WinView Covenants

I.	General and Regarding the Transaction

(1)	WinView covenants and agrees that, during the period from the date of the Definitive Agreement until the earlier of the Closing Time and the time that the Definitive Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of Torque and Frankly, each acting reasonably, or (ii) as required or permitted by the Definitive Agreement, WinView shall conduct its business in the ordinary course, and WinView shall use commercially reasonable efforts to maintain and preserve its business organization, assets (including, for greater certainty, WinView business assets), goodwill and business relationships with other persons with which WinView has business relations.

(2)	Without limiting the generality of (1) above, WinView covenants and agrees that, during the period from the date of the Definitive Agreement until the earlier of the Closing Time and the time that the Definitive Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of Torque and Frankly, each acting reasonably, or (ii) as required or permitted by the Definitive Agreement, WinView shall not, directly or indirectly:

(a)	amend its constating documents or, in the case of any subsidiary which is not a corporation, its similar organizational documents;

(b)	split, combine, consolidate or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution thereon (whether in cash, stock or property or any combination thereof), or amend or modify any term of any outstanding debt security;

(c)	redeem, purchase, or otherwise acquire or offer to redeem, purchase or otherwise acquire any shares of its capital stock or any of its outstanding securities (except as a result of the exercise or conversion of existing securities of WinView (it being understood that no consent from Torque or Frankly shall be required in connection with such exercises or conversions));

(d)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests (including issued WinView Shares held by WinView in treasury), or any options, warrants or similar rights or convertible securities exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of WinView Shares (except for the issuance or sale of WinView Shares as a result of any exercise or conversion of outstanding securities of WinView (it being understood that no consent from Torque or Frankly shall be required for any issuance or sale that results from such exercises or conversions));

(e)	reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge with any person;

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(f)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of WinView;

(g)	other than in the ordinary course of business, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $● and subject to a maximum of $● for all such transactions;

(h)	sell, pledge, lease, dispose of, lose the right to use, mortgage, license, encumber (other than a permitted lien) or otherwise transfer any assets of WinView or any interest in any assets of WinView having a value greater than $● individually and subject to a maximum of $● in the aggregate, other than assets sold in the ordinary course of business;

(i)	other than as incurred in connection with the Definitive Agreement and the transactions contemplated herein, and other than in the ordinary course of business or to ensure the maintenance of WinView’s current level and standard of operations, make any capital expenditure or commitment to do so which, individually exceeds $● or in the aggregate exceeds $●;

(j)	other than in the ordinary course of business or as required by applicable Law, amend or modify, or terminate or waive any right under, any material contract or enter into any contract or agreement that would be a material contract if in effect on the date hereof, except where same would not individually or in the aggregate have a Material Adverse Effect;

(k)	in respect of any WinView business assets, waive, release, surrender, abandon, let lapse, grant or transfer any material right or amend, modify or change, or agree to amend, modify or change, any existing material authorization, right to use, lease or contract other than in the ordinary course of business, as required by applicable Law, or where same would not individually or in the aggregate have a Material Adverse Effect;

(l)	amend, modify or terminate, cancel or let lapse any material insurance (or re-insurance) policy of WinView in effect on the date of the Definitive Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies are in full force and effect;

(m)	prepay any indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof, other than in the ordinary course of business;

(n)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any person other than advances and capital contributions to wholly-owned subsidiaries of WinView in the ordinary course of business;

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(o)	other than in the ordinary course of business, enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(p)	settle or compromise any Tax claim, assessment, reassessment or liability, enter into any agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any Tax matter or amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(q)	make any change in WinView’s methods of accounting, except as required by concurrent changes in US GAAP or IFRS;

(r)	grant any increase in the rate of wages, salaries, bonuses or other remuneration of any WinView employee or independent contractor or make any bonus or profit sharing distribution or similar payment of any kind, except as may be made in the ordinary course of business or as may be required by the terms of a contract listed or as otherwise contemplated in Section ● of the WinView Disclosure Letter;

(s)	(i) adopt, enter into or materially amend any employee plan; (ii) pay any benefit to any director or officer of WinView or to any WinView employee that is not required under the terms of any employee plan in effect on the date of the Definitive Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of WinView or to any WinView employee; (iv) make any determination under any employee plan that is not in the ordinary course of business; or (v) take or propose any action to effect any of the foregoing;

(t)	cancel, waive, release, assign, settle or compromise any material claims or rights or take any action or fail to take any action that would result in termination of any material claims or rights;

(u)	commence, waive, release, assign, settle, compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of WinView in excess of an aggregate amount of $● other than amounts or liabilities disclosed in the WinView Filings which are resolved for an amount equal to or less than the amount disclosed, or which could reasonably be expected to impede, prevent or delay the consummation of the transaction contemplated by the Definitive Agreement;

(v)	enter into any contract with a person that does not deal at arm’s length with WinView within the meaning of the Internal Revenue Code of 1986, as amended;

(w)	enter into or amend any contract with any broker, finder or investment banker; or

(x)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

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(3)	WinView shall forthwith notify Torque and Frankly in writing of:

(a)	any Material Adverse Effect; or

(b)	any material penalty, filing, action, suit, claim, investigation, audit inquiry, assessment or proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting WinView.

(4)	Subject to the terms and conditions of the Definitive Agreement, WinView shall perform all obligations required to be performed by WinView under the Definitive Agreement, cooperate with Torque and Frankly in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Definitive Agreement and, without limiting the generality of the foregoing, WinView shall:

(a)	use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable under its material contracts in connection with the Transaction or (ii) required in order to maintain its material contracts in full force and effect following completion of the Transaction, in each case, on terms that are reasonably satisfactory to Torque and Frankly, each acting reasonably, and without paying, and without committing itself or Torque or Frankly to pay, any consideration or incur any liability or obligation without the prior written consent of Torque and Frankly, each acting reasonably;

(b)	prepare and file, as promptly as practicable, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals required to be obtained by WinView and use its commercially reasonable efforts to obtain and maintain all such Regulatory Approvals, and provide or submit all documentation and information that is required, or in the reasonable opinion of Torque and Frankly, advisable, in connection with obtaining such Regulatory Approvals;

(c)	use its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction and use its commercially reasonable efforts to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Transaction or the Definitive Agreement;

(d)	in the event that WinView is to be acquired through an Arrangement, carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its subsidiaries with respect to the Definitive Agreement and the Transaction;

(e)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Definitive Agreement, or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Transaction; and

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(f)	use commercially reasonable efforts to satisfy all conditions precedent set forth in the Definitive Agreement.

II.	Covenants Regarding Non-Solicitation and Acquisition Proposals

(1)	Except as expressly provided herein, WinView will not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or an agent of WinView (collectively “WinView Representatives”, which for greater certainty does not include a shareholder of WinView who is not otherwise an officer, director, employee, representative (including any financial or other adviser) or an agent of WinView), or otherwise, and shall not permit any such person to:

(a)	solicit, initiate, knowingly facilitate, encourage or promote (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the party or any subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Torque and Frankly or any of their affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, it being acknowledged and agreed that WinView may communicate with any person for purposes of advising such person of the restrictions in the Definitive Agreement and also advising such person that their Acquisition Proposal does not constitute a Superior Proposal or is not reasonably expected to constitute or lead to a Superior Proposal; or

(c)	enter into or publicly propose to enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with the Definitive Agreement).

(2)	Except as expressly provided in the Definitive Agreement, WinView shall not, directly or indirectly, through any WinView Representative or otherwise, and shall not permit any such person to accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of WinView (it being understood that taking no position or a neutral position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of WinView for a period of no more than five (5) Business Days following the announcement or disclosure of such Acquisition Proposal will not be considered to be in violation of the Definitive Agreement provided the board of directors of WinView has rejected such Acquisition Proposal and affirmed its intention to proceed with the Transaction before the end of such five (5) Business Day period).

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(3)	WinView shall, and shall cause its WinView Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Definitive Agreement with any person (other than Torque and Frankly and their affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall no longer provide access to any data room or provide any new disclosure of information, or access to properties, facilities, books and records of WinView outside the ordinary course of business.

(4)	If WinView or any of its representatives, receives, or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information that is made, or that may reasonably be perceived to be made, in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of WinView, WinView shall immediately notify Torque and Frankly, at first orally, and then promptly and in any event within 48 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide Torque and Frankly with copies of all documents, correspondence or other material received in respect of, from or on behalf of any such person. WinView shall keep Torque and Frankly informed on a current basis of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

(5)	Notwithstanding (1) above, if at any time, prior to obtaining the approval by applicable WinView Securityholders of the WinView Resolution, WinView receives a written Acquisition Proposal, WinView may engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of WinView if, and only if:

(a)	the board of directors of WinView first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to, a Superior Proposal (disregarding for such determination any due diligence or access condition);

(b)	such person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(c)	WinView has been, and continues to be, in compliance with its obligations under these provisions; and

(d)	prior to providing any such copies, access, or disclosure, WinView enters into a confidentiality and standstill agreement with such person having terms that are not less onerous than those set out in the confidentiality agreement between WinView, Torque and Frankly and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to Torque and Frankly; and

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(e)	WinView promptly provides Torque and Frankly with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement with such person.

(6)	Nothing contained in the Definitive Agreement shall prevent the board of directors of WinView from calling and/or holding a meeting of shareholders requisitioned by holders of WinView Shares in accordance with applicable Laws or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with applicable Laws.

(7)	If WinView receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the WinView Resolution by applicable WinView Securityholders, the board of directors of WinView may authorize WinView to enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(b)	WinView has been, and continues to be, in compliance with its obligations under these provisions;

(c)	WinView has delivered to Torque and Frankly a written notice of the determination of the board of directors of WinView that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the board of directors of WinView to enter into a definitive agreement with respect to such Superior Proposal, together with a written notice from the board of directors of WinView regarding the value and financial terms that the board of directors of WinView, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal;

(d)	WinView has provided Torque and Frankly with a copy of the proposed definitive agreement for the Superior Proposal;

(e)	at least seven (7) Business Days (the “WinView Matching Period”) have elapsed from the date that is the later of the date on which Torque and Frankly received the Superior Proposal notice from WinView and the date on which Torque and Frankly received a copy of the proposed definitive agreement for the Superior Proposal from WinView;

(f)	during any WinView Matching Period, Torque and Frankly have had the opportunity (but not the obligation), to offer to WinView to amend the Definitive Agreement and the Transaction, in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	if Torque and Frankly have offered to WinView to amend the Definitive Agreement and the Transaction, the board of directors of WinView has determined in good faith, after consultation with WinView’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Definitive Agreement as agreed in writing to be amended by Torque and Frankly;

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(h)	the board of directors of WinView has determined in good faith, after consultation with WinView’s outside legal counsel that it is appropriate for the board of directors of WinView to enter into a definitive agreement with respect to such Superior Proposal; and

(i)	prior to or concurrent with entering into such definitive agreement, WinView terminates the Definitive Agreement and repays the Advance to Frankly.

(8)	During the WinView Matching Period, or such longer period as WinView may approve in writing for such purpose: (a) the board of directors of WinView shall review any offer made by Torque and Frankly to amend the terms of the Definitive Agreement and the Transaction, in good faith, in consultation with WinView’s outside legal counsel and financial advisers, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) if the board of directors of WinView determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of such amendment, WinView shall negotiate in good faith with Torque and Frankly to make such amendments to the terms of the Definitive Agreement and the Transaction, as would enable Torque and Frankly to proceed with the transactions contemplated by the Definitive Agreement on such amended terms. If the board of directors of WinView determines that such Acquisition Proposal would cease to be a Superior Proposal, WinView shall promptly so advise Torque and Frankly and the parties shall amend the Definitive Agreement to reflect such offer made by Torque and Frankly, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(9)	Each successive amendment or modification to any Acquisition Proposal in respect of WinView shall constitute a new Acquisition Proposal and Torque and Frankly shall be afforded a new WinView Matching Period from the later of the date on which Torque and Frankly received the new Superior Proposal notice from WinView and the date on which Torque and Frankly received a copy of the proposed definitive agreement for the new Superior Proposal from WinView.

(10)	In the event that a WinView Meeting is scheduled and WinView provides a Superior Proposal notice to Torque and Frankly on or after a date that is less than seven (7) Business Days before the WinView Meeting, WinView shall postpone the WinView Meeting to a date acceptable to all parties (acting reasonably) that is not more than 10 Business Days after the scheduled date of the WinView Meeting but before the agreed upon outside date for completion of the Transaction.

Schedule “J”

Torque Covenants

I.	General and Regarding the Transaction

(1)	Torque covenants and agrees that, during the period from the date of the Definitive Agreement until the earlier of the Closing Time and the time that the Definitive Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of Frankly and WinView, each acting reasonably, or (ii) as required or permitted by the Definitive Agreement, Torque shall, and shall cause its subsidiaries to, conduct their business in the ordinary course, and Torque shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets (including, for greater certainty, Torque business assets), goodwill and business relationships with other persons with which Torque or any of its subsidiaries have business relations.

(2)	Without limiting the generality of (1) above, Torque covenants and agrees that, during the period from the date of the Definitive Agreement until the earlier of the Closing Time and the time that the Definitive Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of Frankly and WinView, each acting reasonably, or (ii) as required or permitted by the Definitive Agreement, Torque shall not, and Torque shall not permit any of its subsidiaries to, directly or indirectly:

(a)	amend its constating documents or, in the case of any subsidiary which is not a corporation, its similar organizational documents;

(b)	split, combine, consolidate or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution thereon (whether in cash, stock or property or any combination thereof), or amend or modify any term of any outstanding debt security;

(c)	redeem, purchase, or otherwise acquire or offer to redeem, purchase or otherwise acquire any shares of its capital stock or any of its outstanding securities (except as a result of the exercise or conversion of existing securities of Torque (it being understood that no consent from Frankly or WinView shall be required in connection with such exercises or conversions));

(d)	except as disclosed in Section ● of the Torque Disclosure Letter, issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests (including issued Torque Shares held by Torque in treasury), or any options, warrants or similar rights or convertible securities exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Torque Shares (except for the issuance or sale of Torque Shares as a result of any exercise or conversion of outstanding securities of Torque (it being understood that no consent from Frankly or WinView shall be required for any issuance or sale that results from such exercises or conversions));

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(e)	reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge with any person;

(f)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Torque or any of its subsidiaries;

(g)	except as disclosed in Section ● of the Torque Disclosure Letter and other than in the ordinary course of business, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $● and subject to a maximum of $● for all such transactions;

(h)	sell, pledge, lease, dispose of, lose the right to use, mortgage, license, encumber (other than a permitted lien) or otherwise transfer any assets of Torque or of any of its subsidiaries or any interest in any assets of Torque and its subsidiaries having a value greater than $● individually and subject to a maximum of $● in the aggregate, other than assets sold in the ordinary course of business;

(i)	other than as incurred in connection with the Definitive Agreement and the transactions contemplated herein, and other than in the ordinary course of business or to ensure the maintenance of Torque’s current level and standard of operations, make any capital expenditure or commitment to do so which, individually exceeds $● or in the aggregate exceeds $●;

(j)	other than in the ordinary course of business or as required by applicable Law, amend or modify, or terminate or waive any right under, any material contract or enter into any contract or agreement that would be a material contract if in effect on the date hereof, except where same would not individually or in the aggregate have a Material Adverse Effect;

(k)	in respect of any Torque business assets, waive, release, surrender, abandon, let lapse, grant or transfer any material right or amend, modify or change, or agree to amend, modify or change, any existing material authorization, right to use, lease or contract other than in the ordinary course of business, as required by applicable Law, or where same would not individually or in the aggregate have a Material Adverse Effect;

(l)	amend, modify or terminate, cancel or let lapse any material insurance (or re-insurance) policy of Torque or any subsidiary in effect on the date of the Definitive Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies are in full force and effect;

(m)	prepay any indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof, other than in the ordinary course of business;

(n)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any person other than advances and capital contributions to wholly-owned subsidiaries of Torque in the ordinary course of business;

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(o)	other than in the ordinary course of business, enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(p)	settle or compromise any Tax claim, assessment, reassessment or liability, enter into any agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any Tax matter or amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(q)	make any change in Torque’s methods of accounting, except as required by concurrent changes in IFRS;

(r)	grant any increase in the rate of wages, salaries, bonuses or other remuneration of any Torque employee or independent contractor or make any bonus or profit sharing distribution or similar payment of any kind, except as may be made in the ordinary course of business or as may be required by the terms of a contract listed or as otherwise contemplated in Section ● of the Torque Disclosure Letter;

(s)	(i) adopt, enter into or amend any employee plan; (ii) pay any benefit to any director or officer of Torque or any of its subsidiaries or to any Torque employee that is not required under the terms of any employee plan in effect on the date of the Definitive Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of Torque or any of its subsidiaries or to any Torque employee; (iv) make any determination under any employee plan that is not in the ordinary course of business; or (v) take or propose any action to effect any of the foregoing;

(t)	cancel, waive, release, assign, settle or compromise any material claims or rights or take any action or fail to take any action that would result in termination of any material claims or rights;

(u)	commence, waive, release, assign, settle, compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of Torque in excess of an aggregate amount of $● other than amounts or liabilities disclosed in the Torque Filings which are resolved for an amount equal to or less than the amount disclosed, or which could reasonably be expected to impede, prevent or delay the consummation of the transaction contemplated by the Definitive Agreement;

(v)	enter into any contract with a person (other than a wholly-owned subsidiary of Torque) that does not deal at arm’s length with Torque within the meaning of the Tax Act;

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(w)	enter into or amend any contract with any broker, finder or investment banker; or

(x)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	Torque shall forthwith notify Frankly and WinView in writing of:

(a)	any Material Adverse Effect; or

(b)	any material penalty, filing, action, suit, claim, investigation, audit inquiry, assessment or proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Torque or its subsidiaries.

(4)	Subject to the terms and conditions of the Definitive Agreement, Torque shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Torque or any of its subsidiaries under the Definitive Agreement, cooperate with Frankly and WinView in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Transaction and, without limiting the generality of the foregoing, Torque shall and, where appropriate, shall cause each of its subsidiaries to:

(a)	use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable under its material contracts in connection with the Transaction or (ii) required in order to maintain its material contracts in full force and effect following completion of the Transaction, in each case, on terms that are reasonably satisfactory to Frankly and WinView, each acting reasonably, and without paying, and without committing itself or Frankly or WinView to pay, any consideration or incur any liability or obligation without the prior written consent of Frankly and WinView, each acting reasonably;

(b)	prepare and file, as promptly as practicable, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals required to be obtained by Torque or any of its subsidiaries and using its commercially reasonable efforts to obtain and maintain all such Regulatory Approvals, and providing or submitting all documentation and information that is required, or in the reasonable opinion of Frankly and WinView, advisable, in connection with obtaining such Regulatory Approvals;

(c)	use its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction and use its commercially reasonable efforts to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Transaction or the Definitive Agreement;

(d)	carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its subsidiaries with respect to the Definitive Agreement and the Transaction;

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(e)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Definitive Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Transaction;

(f)	on or before the Closing Date reserve a sufficient number of Consideration Shares to be issued upon completion of the Transaction and Torque Shares to be issued upon the exercise or conversion from time to time of the ●;

(g)	apply for and use commercially reasonable efforts to obtain conditional listing approval of the TSX-V, for the Consideration Shares to be issued upon completion of the Transaction and for the Torque Shares to be issued upon the exercise or conversion from time to time of the ●, subject only to the satisfaction of customary conditions required by the TSXV;

(h)	comply with TSX-V requirements relevant to the Definitive Agreement; and

(i)	use commercially reasonable efforts to satisfy all conditions precedent set forth in the Definitive Agreement.

(5)	Prior to the Effective Date, Frankly may, in its discretion, purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Frankly and its subsidiaries which are in effect immediately prior to the Closing Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Closing Date and Torque shall, or shall cause Frankly and its subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Closing Date; provided that Torque shall not be required to pay any amounts in respect of such coverage prior to the Closing Time and provided further that the cost of such policies shall not exceed 300% of Frankly’s current annual aggregate premium for policies currently maintained by Frankly or its subsidiaries.

(6)	Prior to the Effective Date, WinView may, in its discretion, purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by WinView which are in effect immediately prior to the Closing Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Closing Date and Torque shall, or shall cause WinView to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Closing Date; provided that Torque shall not be required to pay any amounts in respect of such coverage prior to the Closing Time and provided further that the cost of such policies shall not exceed 300% of WinView’s current annual aggregate premium for policies currently maintained by WinView.

(7)	Torque shall, following the Closing Date, cause Frankly to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Frankly and its subsidiaries to the extent that they are (i) included in the constating documents of Frankly or any of its subsidiaries, or (ii) disclosed in Section ● of the Frankly Disclosure Letter, and acknowledges that such rights under both (i) and (ii) shall survive the completion of the Transaction and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing Date.

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(8)	Torque shall, following the Closing Date, cause WinView to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of WinView to the extent that they are (i) included in the constating documents of WinView, or (ii) disclosed in Section ● of the WinView Disclosure Letter, and acknowledges that such rights under both (i) and (ii) shall survive the completion of the Transaction and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing Date.

(9)	Torque shall, from and after the Closing Date, maintain in effect directors’ and officers’ liability insurance and fiduciary liability insurance in respect of acts or omissions by the Indemnified Parties in connection with any Indemnified Party’s service as an officer, director, chairman of the board or other fiduciary of WinView, Frankly or Torque for a period of not less than six (6) years from the date that such Indemnified Party no longer serves as an officer, director or other fiduciary of WinView, Frankly or Torque.

(10)	Torque shall, from and after the Closing Date, to the fullest extent permitted by applicable law, indemnify and hold harmless each of the current and former directors and officers of WinView and Frankly (each, an “Indemnified Party” and, collectively, the “Indemnified Parties”) from and against, and shall compensate and reimburse the Indemnified Parties for (including advancing expenses in the case of any litigation), any loss, damage, injury, claim, demand, settlement, judgment, award, fine, penalty, tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation) or expense of any nature (collectively, “Damages”) which are directly or indirectly suffered or incurred by any Indemnified Party, or to which any Indemnified Party may otherwise directly or indirectly become subject (regardless of whether or not such Damages relate to any third party claim) and which arise directly or indirectly from or as a result of, or are directly or indirectly connected with, acts or omissions by such Indemnified Party in connection with his or her service as an officer, director, chairman of the board or other fiduciary of WinView or Frankly, including the negotiation or consummation of this agreement, the Definitive Agreement or the Transaction.

(11)	Torque will or will cause WinView to, following the Closing Date, pay the Contingent Consideration to WinView Securityholders on a quarterly basis. Torque will or will cause WinView to use commercially reasonable efforts to maximize the Contingent Consideration. In the event that event that Torque or WinView, as applicable, decides not to actively enforce one or more patent families in the WinView Patent Portfolio against third party infringers, the WinView Securityholders may, at their sole cost and expense, undertake the enforcement of such patents against third-party infringers, with the license fees and recoveries resulting from such enforcement actions to be divided 50% to Torque or WinView, as applicable, and 50% to the WinView Securityholders, after deduction, on a pari passu basis, of (A) the actual third party legal fees and expenses incurred in connection with such enforcement actions (including any consulting fees paid to Dave Lockton), and (B) reimbursement to WinView, as applicable, of the remaining balance, if any, of the WinView Accounts Payable Liabilities that has not been recouped from proceeds of the WinView Patent Portfolio.

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(12)	Torque shall (i) for a period of twelve (12) months following the Closing Date, provide base compensation and employment benefits to continuing Frankly and WinView employees that are no less favourable, in the aggregate, than the base compensation and employee benefits that Torque provides to its similarly situated employees, and (ii) grant service credit to continuing Frankly and WinView employees in respect of their Frankly and WinView employment for purposes of eligibility to participate in, and vesting under, Torque plans.

(13)	Torque shall, from and after the Closing Date, cause WinView to perform all of its obligations under the consulting agreement between David B. Lockton and WinView.

II.	Covenants Regarding Non-Solicitation and Acquisition Proposals

(1)	Except as expressly provided herein, Torque will not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or an agent of it or any of its respective subsidiaries (collectively “Torque Representatives”, which for greater certainty does not include a shareholder of Torque who is not otherwise an officer, director, employee, representative (including any financial or other adviser) or an agent of Torque or any of its respective subsidiaries), or otherwise, and shall not permit any such person to:

(a)	solicit, initiate, knowingly facilitate, encourage or promote (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the party or any subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Frankly and WinView or any of their affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, it being acknowledged and agreed that Torque may communicate with any person for purposes of advising such person of the restrictions in the Definitive Agreement and also advising such person that their Acquisition Proposal does not constitute a Competing Transaction or is not reasonably expected to constitute or lead to a Competing Transaction; or

(c)	enter into or publicly propose to enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with the Definitive Agreement).

(2)	Except as expressly provided in the Definitive Agreement, Torque shall not, directly or indirectly, through any Torque Representative or otherwise, and shall not permit any such person to accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of Torque (it being understood that taking no position or a neutral position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of Torque for a period of no more than five (5) Business Days following the announcement or disclosure of such Acquisition Proposal will not be considered to be in violation of the Definitive Agreement provided the board of directors of Torque has rejected such Acquisition Proposal and affirmed its intention to proceed with the Transaction before the end of such five (5) Business Day period).

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(3)	Torque shall, and shall cause its subsidiaries and its Torque Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Definitive Agreement with any person (other than Frankly and WinView and their affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall no longer provide access to any data room or provide any new disclosure of information, or access to properties, facilities, books and records of Torque or any of its subsidiaries outside the ordinary course of business.

(4)	If Torque or any of its subsidiaries or any of their respective representatives, receives, or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information that is made, or that may reasonably be perceived to be made, in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Torque or any of its subsidiaries, Torque shall immediately notify Frankly and WinView, at first orally, and then promptly and in any event within 48 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide Frankly and WinView with copies of all documents, correspondence or other material received in respect of, from or on behalf of any such person. Torque shall keep Frankly and WinView informed on a current basis of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

(5)	Notwithstanding (1) above, if at any time, prior to obtaining the approval by Frankly Shareholders of the Frankly Resolution or the approval by applicable WinView Securityholders of the WinView Resolution, Torque receives a written Acquisition Proposal, Torque may engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Torque and its subsidiaries if, and only if:

(a)	the board of directors of Torque first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Competing Transaction (disregarding for such determination any due diligence or access condition);

(b)	such person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(c)	Torque has been, and continues to be, in compliance with its obligations under these provisions;

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(d)	prior to providing any such copies, access, or disclosure, Torque enters into a confidentiality and standstill agreement with such person having terms that are not less onerous than those set out in the confidentiality agreement between Torque, Frankly and WinView and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to Frankly and WinView; and

(e)	Torque promptly provides Frankly and WinView with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement with such person.

(6)	Nothing contained in the Definitive Agreement shall prevent the board of directors of Torque from:

(a)	complying with Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; or

(b)	calling and/or holding a meeting of shareholders requisitioned by the shareholders of Torque in accordance with applicable Laws or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with applicable Laws.

(7)	If Torque receives an Acquisition Proposal that constitutes a Competing Transaction prior to the Closing Date, the board of directors of Torque may authorize Torque to, subject to compliance with Termination Fee provisions of the Definitive Agreement, enter into a definitive agreement with respect to such Competing Transaction, if and only if:

(a)	the person making the Competing Transaction was not restricted from making such Competing Transaction pursuant to an existing standstill or similar restriction;

(b)	Torque has been, and continues to be, in compliance with its obligations under these provisions;

(c)	Torque has delivered to Frankly and WinView a written notice of the determination of the board of directors of Torque that such Acquisition Proposal constitutes a Competing Transaction and of the intention of the board of directors of Torque to enter into a definitive agreement with respect to such Competing Transaction, together with a written notice from the board of directors of Torque regarding the value and financial terms that the board of directors of Torque, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Competing Transaction;

(d)	Torque has provided Frankly and WinView with a copy of the proposed definitive agreement for the Competing Transaction;

(e)	at least seven (7) Business Days (the “Torque Matching Period”) have elapsed from the date that is the later of the date on which Frankly and WinView received the Competing Transaction notice from Torque and the date on which Frankly and WinView received a copy of the proposed definitive agreement for the Competing Transaction from Torque;

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(f)	during any Torque Matching Period, Frankly and WinView have had the opportunity (but not the obligation), to offer to Torque to amend the Definitive Agreement and the Transaction, in order for the board of directors of Torque to determine to abandon such Competing Transaction;

(g)	if Frankly and WinView have offered to Torque to amend the Definitive Agreement and the Transaction, the board of directors of Torque has determined in good faith, after consultation with Torque’s outside legal counsel and financial advisers, to proceed with such Competing Transaction;

(h)	the board of directors of Torque has determined in good faith, after consultation with Torque’s outside legal counsel that it is appropriate for the board of directors of Torque to enter into a definitive agreement with respect to such Competing Transaction; and

(i)	prior to or concurrent with entering into such definitive agreement, Torque terminates the Definitive Agreement and pays the Termination Fee to Frankly.

(8)	During the Torque Matching Period, or such longer period as Torque may approve in writing for such purpose: (a) the board of directors of Torque shall review any offer made by Frankly and WinView to amend the terms of the Definitive Agreement and the Transaction, in good faith, in consultation with Torque’s outside legal counsel and financial advisers, in order to determine whether to abandon such Competing Transaction; and (b) if the board of directors of Torque determines to abandon such Competing Transaction as a result of such amendment, Torque shall negotiate in good faith with Frankly and WinView to make such amendments to the terms of the Definitive Agreement and the Transaction, as would enable Frankly and WinView to proceed with the transactions contemplated by the Definitive Agreement on such amended terms. If the board of directors of Torque determines to abandon such Competing Transaction, Torque shall promptly so advise Frankly and WinView and the parties shall amend the Definitive Agreement to reflect such offer made by Frankly and WinView, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(9)	Each successive amendment or modification to any Acquisition Proposal in respect of Torque shall constitute a new Acquisition Proposal and Frankly and WinView shall be afforded a new Torque Matching Period from the later of the date on which Frankly and WinView received the new Competing Transaction notice from Torque and the date on which Frankly and WinView received a copy of the proposed definitive agreement for the new Competing Transaction from Torque.

(10)	At Frankly and WinView’s request, the board of directors of Torque shall promptly reaffirm the Transaction by press release after it determines to abandon the Competing Transaction. Torque shall provide Frankly and WinView and their outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Frankly and WinView and their outside legal counsel.

(11)	If Torque provides a Competing Transaction notice to Frankly and WinView on or after a date that is less than seven (7) Business Days before the Frankly Meeting, Frankly shall postpone the Frankly Meeting to a date acceptable to all parties (acting reasonably) that is not more than 10 Business Days after the scheduled date of the Frankly Meeting but before the agreed upon outside date for completion of the Transaction.